Exhibit 99.2

ADVANZ PHARMA CORP. LIMITED

and

MERCURY PHARMA GROUP LIMITED

and

CORREVIO PHARMA CORP.

ARRANGEMENT AGREEMENT

March 15, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation	11
1.3	Number, Gender and Persons	12
1.4	Date for Any Action	12
1.5	Currency	12
1.6	Accounting Matters	12
1.7	Knowledge	12
1.8	Schedules	12

ARTICLE 2 THE ARRANGEMENT		13
2.1	Arrangement	13
2.2	Obligations	13
2.3	Interim Order	14
2.4	Correvio Meeting	15
2.5	Correvio Circular	15
2.6	Final Order	17
2.7	Court Proceedings	17
2.8	Articles of Arrangement and Effective Date	17
2.9	Payment of Consideration	18
2.10	Announcements and Consultations	18
2.11	Withholding Taxes	18
2.12	List of Securityholders	18
2.13	Incentive Plan Matters	19
2.14	Tax Election	19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF CORREVIO		20
3.1	Representations and Warranties of Correvio	20
3.2	Survival of Representations and Warranties	20

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT		20
4.1	Representations and Warranties of Purchaser and Parent	20
4.2	Survival of Representations and Warranties	20

ARTICLE 5 COVENANTS		20
5.1	Covenants of Correvio Relating to the Arrangement	20
5.2	Covenants of Purchaser Relating to the Arrangement	22
5.3	Covenants of Correvio Relating to the Conduct of Business	22
5.4	Guarantee	25

ARTICLE 6 CONDITIONS		26
6.1	Mutual Conditions Precedent	26
6.2	Additional Conditions Precedent in Favour of Purchaser	26
6.3	Additional Conditions Precedent in Favour of Correvio	27
6.4	Notice and Cure Provisions	28
6.5	Satisfaction of Conditions	28
6.6	No Financing	28

ARTICLE 7 ADDITIONAL COVENANTS		28
7.1	Covenant Regarding Non-Solicitation	28
7.2	Covenant Regarding Acquisition Proposal	29
7.3	Right to Accept a Superior Proposal	31
7.4	Access to Information; Confidentiality; Transition	32
7.5	Insurance and Indemnification	33

7.6	Other Deliveries	33

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		33
8.1	Term	33
8.2	Termination	33
8.3	Expenses and Termination Payments	35
8.4	Amendment	36
8.5	Waiver	37

ARTICLE 9 GENERAL PROVISIONS AND MISCELLANEOUS		37
9.1	Privacy	37
9.2	Notices	37
9.3	Governing Law	39
9.4	Injunctive Relief	39
9.5	Time of Essence	39
9.6	Entire Agreement, Binding Effect and Assignment	39
9.7	No Liability	39
9.8	Severability	39
9.9	Counterparts, Execution	40

SCHEDULES

SCHEDULE A – PLAN OF ARRANGEMENT

SCHEDULE B – CORREVIO ARRANGEMENT RESOLUTION

SCHEDULE C – REPRESENTATIONS AND WARRANTIES OF CORREVIO

SCHEDULE D – REPRESENTATIONS AND WARRANTIES OF PURCHASER
SCHEDULE E – SENIOR OFFICERS

ARRANGEMENT AGREEMENT

Arrangement Agreement dated March 15, 2020 among ADVANZ PHARMA Corp. Limited (“Parent”), Mercury Pharma Group Limited (“Purchaser”) and Correvio Pharma Corp. (“Correvio”).

WHEREAS:

A.              Purchaser and Correvio wish to complete a transaction pursuant to which, among other things, Purchaser will acquire all of the Correvio Shares in exchange for the Consideration, by way of a statutory plan of arrangement, which is to be completed under the provisions of the CBCA and on and subject to the terms and conditions contained herein;

B.              the Correvio Financial Advisor has advised the Correvio Board, and the Correvio Board has determined, that the Consideration to be received by the Correvio Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Correvio Shareholders;

C.             the Correvio Board has determined, after having considered financial and legal advice, that it would be advisable and in the best interests of Correvio and the Correvio Shareholders for the Correvio Board to unanimously recommend that Correvio Shareholders vote in favour of the Correvio Arrangement Resolution at the Correvio Meeting;

D.             Purchaser has entered into the Correvio Voting Agreements with the Correvio Supporting Shareholders, pursuant to which, among other things, such Correvio Supporting Shareholders agree, subject to the terms and conditions thereof, to vote the Correvio Shares and any securities convertible, exercisable or exchangeable into Correvio Shares held by them in favour of the Correvio Arrangement Resolution;

E.              the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Arrangement; and

F.              Capitalized terms used but not otherwise defined in these recitals have the meanings ascribed to such terms in Section 1.1.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Access Limitations” has the meaning ascribed thereto in Section 7.4;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to Correvio, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of Correvio and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Correvio and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Correvio and its subsidiaries, taken as a whole (or any lease, long-term supply, hedging arrangement, joint venture, strategic alliance, partnership or other transaction having the same economic effect as a sale of such assets), or (ii) beneficial ownership of 20% or more of the issued and outstanding voting or equity securities of Correvio or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Correvio and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of Correvio or any of its subsidiaries; or (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Correvio or any of its subsidiaries; in all cases, whether in a single transaction or in a series of related transactions;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Correvio Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Anti-Spam Laws” means An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), all other applicable Law enacted or issued with respect to same, and any similar applicable Law governing the sending of direct marketing messages by electronic means or the installation of computer programs in any jurisdiction;

“Arrangement” means the arrangement of Correvio under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or Section 6.1 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Articles of Arrangement” means the articles of arrangement of Correvio in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Parties, each acting reasonably;

“Assets” means the assets of the Correvio Group;

“Authorization” means any authorization, order, Permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any environmental Permit;

“Board” means in respect of any Party, its board of directors;

“Business” means the business and affairs of the Correvio Group as described in the Correvio Disclosure Documents;

“Business IP” has the meaning set forth in Schedule C(gg);

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto in Subsection 7.2(a)(iv);

“Claim” means (i) any suit, action, proceeding, dispute, investigation, claim, arbitration, order, summons, citation, directive, ticket, charge, demand or prosecution, whether legal or administrative; or (ii) any appeal or application for review; whether at law or in equity or by any Governmental Entity;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Confidentiality Agreement” means the confidentiality agreement between Correvio and Advanz Pharma Services (UK) Limited dated January 16, 2019, as amended February 16, 2020;

“Consideration” means the consideration to be received by Correvio Shareholders pursuant to the Plan of Arrangement in respect of each Correvio Share that is issued and outstanding immediately prior to the Effective Time, of $0.42 per Correvio Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Correvio Annual Financial Statements” means the audited financial statements of Correvio as at, and for the years ended December 31, 2018 and December 31, 2017 including the auditor’s report thereon and the notes thereto;

“Correvio Arrangement Resolution” means the special resolution of the Correvio Shareholders and holders of Options, RSUs and PSUs approving the Plan of Arrangement, which is to be considered at the Correvio Meeting in the form of Schedule B hereto (unless Purchaser agrees in writing to any changes to such form);

“Correvio Board” means the board of directors of Correvio as the same is constituted from time to time;

“Correvio Circular” means the notice of the Correvio Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Correvio Shareholders and other securityholders of Correvio, as required by the Court in the Interim Order, in connection with the Correvio Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Correvio Disclosure Documents” means all information, disclosure, forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and results of operations, certifications, annual information forms, management information circulars, material change reports, business acquisition reports and other documents publicly disclosed or filed by Correvio with the Securities Authorities and publicly available at www.sedar.com;

“Correvio Disclosure Letter” means the disclosure letter executed by Correvio and delivered to Purchaser prior to or concurrently with the execution of this Agreement;

“Correvio Draft Financial Statements” means the draft financial statements of Correvio as at, and for the years ended December 31, 2019 and December 31, 2018 including any draft auditor’s report thereon and the notes thereto, provided to Purchaser on February 20, 2020;

“Correvio Financial Advisor” means Piper Sandler Companies;

“Correvio Financial Statements” means, collectively, the Correvio Annual Financial Statements and the Correvio Interim Financial Statements;

“Correvio Group” means Correvio and all of its direct and indirect subsidiaries;

“Correvio Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Correvio as at, and for the nine-month period ended September 30, 2019 and September 30, 2018 including the notes thereto;

“Correvio Material Contracts” has the meaning set forth in Schedule C(t);

“Correvio Privacy Policy” has the meaning set forth in Schedule C(hh);

“Correvio Meeting” means the special meeting of Correvio Shareholders and holders of Options, RSUs and PSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Correvio Arrangement Resolution, and for any other purpose as may be set out in the Correvio Circular if and as agreed to by Purchaser;

“Correvio Shareholder Approval” has the meaning ascribed thereto in Subsection 2.3(c);

“Correvio Shareholders” means the holders of Correvio Shares;

“Correvio Shares” means issued and outstanding common shares in the capital of Correvio;

“Correvio Supporting Shareholders” means collectively all of the senior officers and directors of Correvio who have entered into Correvio Voting Agreements;

“Correvio Voting Agreements” means the voting agreements (including all amendments thereto) between Purchaser and the Correvio Supporting Shareholders setting forth the terms and conditions upon which the Correvio Supporting Shareholders have agreed, among other things, to vote their Correvio Shares in favour of the Correvio Arrangement Resolution;

“Court” means the Supreme Court of British Columbia;

“CRG Loan” means the second amended and restated term loan agreement dated as of May 15, 2018 among Correvio and CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) L.P. and CRG Partners III – Parallel Fund “B” (Cayman) L.P. (and their agent, CRG Servicing LLC), as amended to the date hereof, and all agreements ancillary thereto;

“Cyber Security Incidents” has the meaning ascribed thereto in Schedule C(hh);

“Data Breach” means the actual, possible, or suspected accidental, unauthorized, or unlawful access to, inability to account for, loss of, or use¸ copying, or disclosure of, any Personal Information;

“Depositary” means Computershare Trust Company of Canada, appointed for the purpose of, among other things, exchanging certificates representing Correvio Shares for the Consideration;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the Correvio Shareholders under Section 190 of the CBCA or as otherwise determined by the Court in the Interim Order in respect of the Correvio Arrangement Resolution;

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement, which shall be no later than the Outside Date;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Plans” means all benefit or compensation plans, programs, policies, practices, contracts, agreements or other arrangements, covering current or former employees, directors or consultants of the Correvio Group, including without limitation employment, consulting, deferred compensation, equity, benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or contributed to by a member of the Correvio Group, or to which a member of the Correvio Group is obligated to contribute, or with respect to which a member of the Correvio Group has any liability, direct or indirect, contingent or otherwise, other than benefit plans established pursuant to statute;

“Encumbrance” means any Claim, encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing;

“Environmental Laws” means all Law aimed at, or relating to, the reclamation or restoration of properties, occupational health and safety, protection of the environment, abatement of pollution, protection of wildlife, ensuring public safety from environmental hazards and all other Laws relating to (a) the management processing, use, treatment, storage, disposal, discharge, transport or handling of any Hazardous Substances; (b) plant and animal life, (c) lands; or (d) other natural resources;

“Final Order” means an order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to each of the Parties, each acting reasonably, approving the Arrangement after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal, unless such appeal is withdrawn, abandoned or denied;

“Governmental Entity” means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the TSX and Nasdaq, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“Hazardous Substance” means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in any Liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), PCB-containing equipment and material, mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material or substance that may impair the environment;

“Inbound License” means a licence or royalty agreement, or other Contract relating to any third party Intellectual Property or to the development of any Intellectual Property for Correvio or its subsidiaries (other than agreements with employees entered into in the ordinary course of business on standard forms);

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means domestic and foreign intellectual property rights, whether or not registrable, patentable or otherwise formally protectable, including: (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) works, copyrights, copyright registrations and applications for copyright registration, including all moral rights or similar rights of authorship or attribution; (iii) designs, design registrations, design registration applications and integrated circuit topographies; (iv) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade-mark applications, trade dress and logos, and all goodwill related thereto; (v) know-how, trade secrets, proprietary information, algorithms, formulae, recipes, systems, compositions, manufacturing and production processes, methods and techniques and related documentation, clinical and testing data, customer and supplier information, and market and survey information (collectively “Trade Secrets”); and (vi) telephone numbers, domain names and social media identities, and the goodwill associated with any of the foregoing;

“Interim Order” means an order of the Court in a form acceptable to each of the Parties, acting reasonably, providing for, among other things, the calling and holding of the Correvio Meeting, as the same may be amended by the Court with the consent of the Parties, each acting reasonably;

“In-The-Money Option” means each Option, at the Effective Time, with an exercise price per Correvio Share less than the Consideration;

“Inventories” means all inventories of raw materials, bulk materials, work-in-progress and finished goods and merchandise of Correvio or its subsidiaries and all parts and packaging materials used or consumed by Correvio or its subsidiaries (including any of the foregoing that is in possession of suppliers, customers and other third parties);

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, Authorizations and other approvals of Governmental Entities, necessary to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, including but not limited to, in relation to Correvio, the approval of the TSX of the Correvio Circular in respect of the Arrangement, as listed in Schedule C(bb) of the Correvio Disclosure Letter;

“Key Third Party Consents” means those notices, consents or approvals required to be delivered to or obtained from any third party (other than any Governmental Entity), including under any Contract, to proceed with or in connection with the transactions contemplated by this Agreement and the Plan of Arrangement, as listed in Schedule C(cc) of the Correvio Disclosure Letter;

“Latest Balance Sheet Date” means September 30, 2019;

“Law” means, with respect to any Person, any and all applicable law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Liability” means, in respect of any Person, any debt, liability or obligation of any kind or nature whatsoever, including (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, (ii) any right against such Person to an equitable remedy for breach of performance, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

“Material Adverse Effect” means any effect, fact, change, event, occurrence or circumstance that is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), capital, operations or results of operations of Correvio and its subsidiaries, taken as a whole, other than any effect arising from, relating to or resulting from, as applicable: (i) the global economy, political conditions (including the outbreak of war or any acts of terrorism), international trade or securities, financial or credit, markets in general, natural disasters or other acts of God; (ii) the pharmaceutical industry in general, (iii) any generally applicable change in applicable Law (other than orders, judgments, claims or decrees against Correvio or any of its subsidiaries), or accounting standards or the enforcement or interpretation thereof; (iv) a change in the market trading price or trading volume of Correvio Shares (it being understood that the underlying cause of any such change may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless otherwise excepted under this definition); (v) the announcement of this Agreement, including the impact thereof on the relationships, contractual or otherwise, on Correvio and its subsidiaries with customers, suppliers, business partners, regulators, vendors, Governmental Entities or other third Persons; (vi) any action taken or refrained from being taken by Correvio or its subsidiaries in connection with this Agreement, to the extent Purchaser has expressly consented to, approved or requested such action in writing following the date of this Agreement; (vii) any failure, in and of itself, of Correvio and its subsidiaries to meet (A) any public estimates or expectations of Correvio’s revenues, earnings or other financial performance or result of operations or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure may be taken into consideration when determining whether a Material Adverse Effect has occurred, unless otherwise excepted under this definition); (viii) a negative ruling by the U.S. Food and Drug Administration in the United States, with respect to Trevyent including without limitation, a complete response letter, or any action taken by United Therapeutics Corporation after such ruling; (ix) any actions or positions taken by Eddingpharm (Asia) Macao Commercial Offshore Limited or any rulings made by the arbitral body in connection with the binding arbitration proceedings regarding the Aggrastat distribution agreement in China; (x) the matter set forth on Schedule 1.1(ii) of the Correvio Disclosure Letter (but subject to the limitation set out in such Schedule); and (xi) any disease outbreaks, pandemics or epidemics or other related condition provided, however, that (x) in the event that Correvio and its subsidiaries, taken as a whole, are materially and disproportionately affected by an effect described in clause (i), (ii), (iii) or (xi) above relative to other participants in the industries in which Correvio and its subsidiaries operate, the extent (and only the extent) of such effect, relative to such other participants, on Correvio or any of its subsidiaries, taken as a whole, may be taken into account in determining whether there has been a Material Adverse Effect; and (y) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for the purposes of determining whether a “Material Adverse Effect” has occurred;

“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Nasdaq” means the Nasdaq Stock Market;

“OFAC” has the meaning set forth in Schedule C(tt);

“Option Plan” means the stock option plan of Correvio, last approved by Correvio Shareholders on May 9, 2018;

“Options” means, at any time, options exercisable to acquire Correvio Shares granted under the Option Plan which are, at such time, outstanding, whether or not vested;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices (in terms of nature, scope and magnitude) of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Out-Of-The-Money Option” means an Option that is not an In-The-Money Option;

“Outbound License” means a Contract under which Correvio or its subsidiaries has licensed or otherwise granted the right to use any Business IP to another Person (including any settlement, co-existence, covenant not to sue or other agreement that restricts enforcement, use, or other exploitation, of any Intellectual Property);

“Outside Date” means June 30, 2020, or such later date as may be agreed to in writing by the Parties;

“Owned IP” has the meaning set forth in Schedule C(gg);

“Parties” means, collectively, Correvio and Purchaser and “Party” means any one of them, and in the context of Sections 1.4, 8.3, 9.2, 9.6, 9.7 and 9.9 and in the introductory language to Section 6.1, any reference to “Party” or “Parties” shall include the Parent;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other authorization of, from or required by any Governmental Entity;

“Permitted Encumbrance” means:

(a)	liens for Taxes, assessments and governmental charges due and being contested in good faith and diligently by appropriate proceedings (and for the payment of which adequate provision has been made in the Correvio Financial Statements);
(b)	registered servitudes, easements, restrictions, rights of way and other similar rights in real property or any interest therein, provided: (i) the same are not of such nature as to materially restrict, limit, impair or impede the use of the property subject thereto in the Business; and (ii) each such encumbrance has been complied with and is in good standing;
(c)	liens for Taxes either not due and payable or due but for which notice of assessment has not been given, as set forth in Schedule 1.1(i)(a) of the Correvio Disclosure Letter;
(d)	undetermined or inchoate liens, charges and privileges incidental to current construction or current operations and statutory liens, charges, adverse Claims, security interests or encumbrances to which any Governmental Entity may be entitled that have not at the time been filed or registered against the title to the asset or served upon the owner or lessee of the property subject thereto pursuant to Law and that relate to obligations not due or delinquent, provided that they do not materially restrict, limit, impair of impede the ability of Correvio or any of its subsidiaries to carry on the Business;
(e)	assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any lease to which Correvio or any of its subsidiaries is the tenant;
(f)	security given in the ordinary course of the Business to any public utility, municipality or government or to any statutory or public authority in connection with the operations of the Business, other than security for borrowed money, provided that such security does not materially restrict, limit, impair of impede the ability of Correvio or any of its subsidiaries to carry on the Business;

(g)	the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the real property concerned or materially restrict, limit, impair or impede its use in the operation of the Business; and
(h)	those liens set out in Schedule 1.1(i) of the Correvio Disclosure Letter;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Personal Information” means any information (regardless of form) that relates to an identified or identifiable individual; an identifiable individual is one who can be identified, directly or indirectly, in particular by reference to an identifier, such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person; or any other information about an individual that is defined as “personal data” or “personal information” by applicable Law. Personal Information may include information such as name, street address, telephone number, email address, photograph, date of birth, social security number, driver’s license number or data collected through an automated license plate recognition system, passport number, financial account information, username and password combinations or customer or account number, geolocation information of an individual or device, biometric data, medical or health information, cookie identifiers associated with registration information, or any other browser- or device-specific number or identifier, and web or mobile browsing or usage information that is linked to the foregoing;

“Plan of Arrangement” means the plan of arrangement of Correvio, substantially in the form of Schedule A hereto, and any amendments or variations thereto made from time to time in accordance with this Agreement, the plan of arrangement or upon the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Proceeding” has the meaning set forth in Schedule C(gg);

“PSU Plan” means Correvio’s Phantom Share Unit Plan adopted with effect from May 15, 2018;

“PSUs” means, as of any date, phantom share units issued under the PSU Plan outstanding as of such date;

“Purchaser Board” means the board of directors of Purchaser as the same is constituted from time to time;

“Receivables” means all accounts receivable, bills receivable, trade accounts, book debts and insurance Claims of Correvio and each of its subsidiaries together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits;

“Registered IP” has the meaning set forth in Schedule C(gg);

“Representative” means, collectively, in respect of a Person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors);

“RSU Plan” means Correvio’s Restricted Share Unit Plan last approved by Correvio Shareholders on May 9, 2018;

“RSUs” means, as of any date, restricted share units issued under the RSU Plan outstanding as of such date;

“Sanctions” has the meaning set forth in Schedule C(tt);

“SEC” means the U.S. Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, instruments (including national and multilateral instruments) and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the TSX;

“Securities Laws” means the Securities Act, together with all other applicable Canadian provincial securities laws, the U.S. Securities Act, U.S. Exchange Act, the Sarbanes-Oxley Act of 2002, and applicable securities laws of the United States and the states thereof, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the TSX and Nasdaq;

“Solicited Party” has the meaning ascribed thereto in Subsection 7.2(b)(i);

“subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 - Prospectus Exemptions;

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, after the date hereof that would, if consummated, result in any Person or group of Persons acquiring, directly or indirectly, 100% of the consolidated net revenues, net income or total assets (including equity securities of Correvio’s subsidiaries) of Correvio and its subsidiaries or securities representing 100% of the total voting power of the equity securities of Correvio (or of the surviving entity in a merger, amalgamation, arrangement or similar transaction involving Correvio) that, in the good faith determination of the Correvio Board, after receipt of advice from its outside financial advisor and outside legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Correvio Board; (iii) is not subject to a due diligence, access or financing condition; (iv) did not result from a breach of Article 7 by Correvio or its representatives; (v) in the case of a transaction that involves the acquisition of Correvio Shares, is made available to all Correvio Shareholders on the same terms and conditions; and (vi) in respect of which the Correvio Board determines, in its good faith judgment after receiving advice of its outside legal counsel and financial advisor, that (a) failure to recommend such Acquisition Proposal to the Correvio Shareholders would be inconsistent with the Correvio Board’s fiduciary duties; and (b) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to the Correvio Shareholders from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Subsection 7.3).

“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 7.3(a)(iv);

“Superior Proposal Notice Period” has the meaning ascribed thereto in Subsection 7.3(a)(iv);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all domestic and foreign federal, state, provincial, territorial, municipal and local returns, reports, declarations, disclosures, elections, notices, filings, forms, statements, information statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal, territorial and local taxes, assessments and other governmental charges, duties, fees, levies, impositions and liabilities imposed by any Governmental Entity (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, disability, severance, social security, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital gains, capital stock, windfall profits, premium, transfer, franchise, stamp, license, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all estimated taxes, deficiency assessments, interest, penalties, fines and additions to tax imposed with respect to such amounts, and shall include any liability for such amounts as a result of (i) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (ii) a contractual obligation to indemnify any Person or other entity;

“Termination Payment” means an amount equal to $3,500,000;

“Termination Payment Event” has the meaning ascribed thereto in Subsection 8.3(b);

“Transaction Personal Information” has the meaning ascribed thereto in Subsection 9.1;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. GAAP” means United States generally accepted accounting principles;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Warrantholder” means a holder of one or more Warrants; and

“Warrants” means the common share purchase warrants to acquire Correvio Shares which are at such time outstanding.

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)            “this Agreement” means this Arrangement Agreement, including the recitals and Schedules hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)            the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)             all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Schedule” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Schedule to, this Agreement;

(d)            the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof; and

(e)            a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuters.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars. All references to C$ refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Correvio or Purchaser shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature in respect of Correvio required to be made shall be made in a manner consistent with U.S. GAAP consistently applied.

1.7	Knowledge

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of Correvio, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant subject matter, of any of Mark Corrigan (Chief Executive Officer), Justin Renz (Chief Financial Officer), David Dean (Chief Business Development Officer), David McMasters (General Counsel), Hugues Sachot, Chief Commercial Officer, Thibault Santiard, Head of Finance Europe, Delphine Vauthay, Senior HR Manager, Sheila Grant, Chief Operating Officer and Bill Stanger, Assistant General Counsel.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – Correvio Arrangement Resolution

Schedule C – Representations and Warranties of Correvio

Schedule D – Representations and Warranties of Purchaser

Schedule E – Senior Officers

Article 2
THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement, pursuant to which (among other things) each Correvio Shareholder (other than Correvio Shareholders who have validly exercised Dissent Rights) shall receive the Consideration for each Correvio Share held.

2.2	Obligations

Subject to the terms and conditions of this Agreement, Correvio will take all actions reasonably needed to facilitate the Arrangement in accordance with all applicable Law, including Securities Laws, to:

(a)            make and diligently prosecute a motion to the Court for the Interim Order in connection with the application for the Final Order in respect of the Arrangement;

(b)	in accordance with the terms of and the procedures contained in the Interim Order, duly call, give notice of, convene and hold the Correvio Meeting as soon as practicable, and in any event not later than May 20, 2020;

(c)             unless the Correvio Board has effected a Change in Recommendation in accordance with Section 7.3(c), solicit proxies of the Correvio Shareholders in favour of the Correvio Arrangement Resolution and against any resolution or proposal submitted by any Person that is inconsistent with the Correvio Arrangement Resolution or that would reasonably be expected to materially impair, delay or impede the completion of any of the transactions contemplated by this Agreement;

(d)            provide Purchaser with copies of or access to information regarding the Correvio Meeting generated by any dealer and/or proxy solicitation agent, as requested from time to time by Purchaser;

(e)            fix the date of the Correvio Meeting, which date shall be no later than May 20, 2020, give notice to Purchaser of the Correvio Meeting, and allow Purchaser and Purchaser’s Representatives (including legal counsel) to attend the Correvio Meeting;

(f)                not change the record date for the Correvio Shareholders entitled to vote at the Correvio Meeting, including in connection with any adjournment or postponement of the Correvio Meeting in accordance with the terms of this Agreement, unless required by applicable Law or with the prior written consent of Purchaser;

(g)              subject to obtaining the approvals as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary to submit the Arrangement to the Court and appear at Court to seek the Final Order as soon as reasonably practicable (and, in any event, within five (5) Business Days following the approval of the Correvio Arrangement Resolution at the Correvio Meeting);

(h)              deliver the Articles of Arrangement to the Director in accordance with Section 2.8 upon satisfaction or waiver of the conditions set out in Article 6; and

(i)                 consult with Purchaser in respect of the actions as set out in this Article 2, including providing Purchaser with a reasonable opportunity to comment on all draft documentation prepared by Correvio in connection with the foregoing, and to give due consideration to such comments.

2.3	Interim Order

As soon as reasonably practicable after the date of this Agreement and no later than April 6, 2020, Correvio shall apply to the Court in a manner and on terms acceptable to Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)              for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Correvio Meeting and for the manner in which such notice is to be provided;

(b)             for a fixed record date for the purposes of determining the Correvio Shareholders entitled to receive notice of and vote at the Correvio Meeting;

(c)	that the requisite approval for the Correvio Arrangement Resolution shall be (i) two-thirds of the votes cast by the Correvio Shareholders present in person or by proxy at the Correvio Meeting; (ii) two-thirds of the votes cast by the Correvio Shareholders and the holders of Options, RSUs and PSUs, voting together as a single class (on an as-converted to Correvio Share basis), present in person or by proxy at the Correvio Meeting; and (ii) a majority of the minority votes cast on the Correvio Arrangement Resolution by Correvio Shareholders entitled to vote thereon, as is required pursuant to MI 61-101 (the “Correvio Shareholder Approval”), and that holders of Warrants shall have no vote in respect of the Correvio Arrangement Resolution;

(d)               that, in all other respects, the terms, conditions and restrictions of the constating documents of Correvio relating to a meeting of Correvio Shareholders, including quorum requirements, shall apply in respect of the Correvio Meeting;

(e)                for the grant of Dissent Rights to the Correvio Shareholders who are registered Correvio Shareholders, as set out in the Plan of Arrangement;

(f)                that the Correvio Meeting may be adjourned or postponed from time to time by Correvio (only with the prior written consent of Purchaser, acting reasonably) subject to the terms of this Agreement without the need for additional approval of the Court;

(g)               for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)                that the record date for Correvio Shareholders entitled to notice of and to vote at the Correvio Meeting will not change in respect of any adjournment(s) or postponement(s) of the Correvio Meeting, unless required pursuant to applicable Law;

(i)                  that each Correvio Shareholder, holder of Options, holder of Warrants, holder of RSUs and holder of PSUs shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a notice of appearance within a reasonable time; and

(j)                  for such other matters as Purchaser and/or Correvio may reasonably require, subject to obtaining the prior consent of Correvio and/or Purchaser, respectively, such consent not to be unreasonably withheld or delayed provided that such other matters would not reasonably be expected to materially impair, delay or impede the completion of the transactions contemplated by this Agreement.

2.4	Correvio Meeting

Subject to the terms of this Agreement:

(a)	Correvio agrees to convene and conduct the Correvio Meeting in accordance with the Interim Order, the constating documents of Correvio and applicable Law as soon as practicable, with a current target date of May 15, 2020, and in any event not later than May 20, 2020.
(b)	Correvio shall not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Correvio Meeting without Purchaser’s prior written consent, not to be unreasonably withheld, except as required for quorum purposes (in which case the meeting will be adjourned and not cancelled) or by applicable Law or by a Governmental Entity, provided, however, that, if Correvio provides Purchaser with a Superior Proposal Notice prior to the Correvio Meeting, Correvio may, and shall upon the request of Purchaser adjourn the Correvio Meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice (and in such event, Correvio shall not be deemed to be in breach of Subsection 2.2(b) due to the change in the date of the Correvio Meeting).

(c)               Correvio will advise Purchaser from time to time as Purchaser may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the day of the Correvio Meeting, as to the aggregate tally of the proxies received by Correvio “for” and “against” the Correvio Arrangement Resolution and provide copies thereof if so requested by Purchaser.

(d)              Correvio will promptly advise Purchaser of any written communication from or written claims brought by (or threatened in writing, to be brought by) any Correvio Shareholder or holder of Options, Warrants, RSUs or PSUs or any other Person in opposition to the Arrangement, the Correvio Arrangement Resolution and/or any exercise or purported exercise by any Correvio Shareholder of Dissent Rights received by Correvio and any withdrawal of Dissent Rights received by Correvio and any written communications sent by or on behalf of Correvio to any Correvio Shareholder exercising or purporting to exercise Dissent Rights. Correvio shall not settle or compromise, or agree to settle or compromise, any such claims without the prior written consent of Purchaser, not to be unreasonably withheld or delayed.

(e)              Except as required by applicable Law, Correvio will not propose or submit for consideration at the Correvio Meeting any business other than the approval of the Correvio Arrangement Resolution without Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed provided that such business would not reasonably be expected to materially impair, delay or impede the completion of the transactions contemplated by this Agreement.

(f)                Correvio will promptly as reasonably practicable provide Purchaser with any reports Correvio receives from any proxy advisory services firms in respect of the Arrangement or the Correvio Meeting.

2.5	Correvio Circular

(a)              As soon as reasonably practicable following execution of this Agreement, but subject to Subsection 2.5(c), Correvio shall (i) prepare, in consultation with Purchaser, the Correvio Circular, together with any other documents required by applicable Law, (ii) provide the Correvio Circular to the TSX for review in connection with de-listing the Correvio Shares from the TSX in accordance with the timeframe required or communicated by the TSX, (iii) cause the Correvio Circular to be sent to Correvio Shareholders and any other Person as required by the Interim Order and applicable Law, and (iv) cause the Correvio Circular (and any other filings required to be filed under applicable Law) to be filed in all jurisdictions where the same is required to be filed, all in accordance with all applicable Law and the Interim Order. Correvio shall ensure that the Correvio Circular complies in all material respects with all applicable Law and, without limiting the generality of the foregoing, that the Correvio Circular contains full, true and plain disclosure of all material facts concerning Correvio and the Arrangement and does not include any misrepresentation (other than with respect to any information relating solely to Purchaser and provided by Purchaser in writing for inclusion in the Correvio Circular) and contains sufficient detail to permit the Correvio Shareholders to form a reasoned judgement concerning the Arrangement and the Correvio Arrangement Resolution to be placed before them at the Correvio Meeting.

(b)            Correvio shall disclose in the Correvio Circular:

(i)                 that the Correvio Board has received a fairness opinion from the Correvio Financial Advisor stating that, as at the date of such opinion, the Consideration to be received pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Correvio Shareholders;

(ii)                the general terms of the fairness opinion from the Correvio Financial Advisor and a copy of such fairness opinion shall be included in the Correvio Circular;

(iii)               that the Correvio Board has unanimously determined, after receiving financial and legal advice, that (i) the Arrangement is fair and reasonable to the Correvio Shareholders, (ii) the Arrangement is in the best interests of Correvio, and (iii) the Correvio Board unanimously recommends that the Correvio Shareholders and the holders of Options, RSUs and PSUs vote in favour of the Correvio Arrangement Resolution (the “Correvio Board Recommendation”); and

(iv)              that each director and senior officer set out in Schedule E hereto of Correvio has signed a Correvio Voting Agreement and agreed to vote all of such Person’s Correvio Shares (including any Correvio Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into or for Correvio Shares) in favour of the Correvio Arrangement Resolution, subject to the other terms of the Correvio Voting Agreements.

(c)	Purchaser shall promptly provide to Correvio all information regarding Purchaser or its subsidiaries and affiliates, as required by the Interim Order and applicable Law for inclusion in the Correvio Circular, or in any amendments or supplements to such Correvio Circular. Purchaser shall ensure that no such information provided by Purchaser for inclusion in the Correvio Circular will contain any misrepresentation concerning Purchaser.

(d)              Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on the Correvio Circular and all such other documents required to be filed or distributed to Correvio Shareholders under the Securities Laws and will incorporate all reasonable comments of Purchaser and its counsel, and the Correvio Circular and all such other documents shall be satisfactory to Purchaser, acting reasonably, before they are printed, or distributed to Correvio Shareholders or filed with any Governmental Entity, subject to any disclosure obligations imposed on Correvio by any Securities Authorities. Correvio agrees that all information relating solely to Purchaser included in the Correvio Circular must be in a form and content satisfactory to Purchaser, acting reasonably.

(e)                Each of Correvio and Purchaser shall promptly notify the other Party if at any time before the Effective Date either becomes aware that the Correvio Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Correvio Circular as required or appropriate, and Correvio shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Correvio Circular to Correvio Shareholders and, if required by the Court or applicable Law, file the same with any Governmental Entity and as otherwise required.

(f)                   Correvio shall keep Purchaser informed of any requests or comments made by any Securities Authorities in connection with the Correvio Circular and promptly as reasonably practicable provide Purchaser with copies of any correspondence received by Correvio from, or sent by Correvio to, any Securities Authorities in connection with the Correvio Circular.

2.6	Final Order

If the Interim Order is obtained and the Correvio Arrangement Resolution is passed at the Correvio Meeting in accordance with applicable Law and the Interim Order then Correvio shall as soon as practicable (and, in any event, within three (3) Business Days following the Correvio Meeting) apply to the Court for the Final Order pursuant to Section 192(4)(e) of the CBCA approving the Arrangement on terms reasonably satisfactory to each of Correvio and Purchaser.

2.7	Court Proceedings

Subject to the terms of this Agreement, Correvio shall use reasonable best efforts to pursue, and Correvio and Purchaser shall cooperate with each other in pursuing, the Interim Order and the Final Order. Correvio will provide Purchaser and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Interim Order and the Final Order, and will incorporate all reasonable comments of Purchaser and its legal counsel. Subject to applicable Law, Correvio will not file any material with the Court in connection with the Interim Order and the Final Order, or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Agreement, the Plan of Arrangement, or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations or liabilities set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement. Correvio shall also provide to Purchaser and to Purchaser’s legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Correvio in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Correvio indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Correvio will ensure that all materials filed with the Court in connection with the Interim Order and the Final Order, are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Correvio will not object to legal counsel to Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Correvio is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Correvio will also oppose any proposal from any party that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Time, Correvio is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so only after reasonable advance notice to, and in consultation and cooperation with, Purchaser. If the Courts in British Columbia are closed due to disease outbreaks, pandemics or epidemics or other related conditions, then the time to make application to the Court or convene and conduct the Correvio Meeting in Section 2.2(b), 2.3, 2.4 and 2.6 shall be tolled for such period as the Courts are closed plus three Business Days; provided that in no event shall such tolling and three Business Day period extend beyond the Outside Date.

2.8	Articles of Arrangement and Effective Date

(a)              The Articles of Arrangement shall implement the Plan of Arrangement and will become effective as of the Effective Time. On the second (2nd) Business Day after the satisfaction or, where permitted, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Correvio with the Director, provided, however, that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Purchaser’s prior written consent. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Each of Correvio and Purchaser agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Subsection 8.4 of this Agreement to include such other terms determined to be reasonably necessary or desirable by Purchaser or Correvio, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Consideration, expanding or increasing Purchaser’s obligations or liabilities or which is otherwise prejudicial to the Correvio Shareholders, other parties to be bound by the Plan of Arrangement or Purchaser or is inconsistent with the provisions of this Agreement or the Plan of Arrangement.

(b)             The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia at 10:00 a.m. (Vancouver time) on the Effective Date, or at such other time and place as may be agreed to by the Parties. The Parties acknowledge that the Effective Date is currently targeted to occur on May 27, 2020.

2.9	Payment of Consideration

Purchaser will, following receipt by Correvio of the Final Order and prior to the filing by Correvio of the Articles of Arrangement, deposit in escrow with the Depositary sufficient funds to pay the aggregate Consideration for the Correvio Shares outstanding.

2.10	Announcements and Consultations

Purchaser and Correvio shall consult with each other in respect to issuing any press release, preparing any presentations or otherwise making any public statement with respect to this Agreement or the Arrangement and, except as otherwise set forth in this Agreement, in making any filing with any Governmental Entity with respect to this Agreement or the Arrangement. Each of Purchaser and Correvio shall use all commercially reasonable efforts to enable the other Party to review and comment on all such press releases, presentations, public statements and, except as otherwise set forth in this Agreement, filings prior to the release or filing, respectively, thereof, and neither Purchaser nor Correvio shall release, make or file any press release, presentation, public statements or, except as otherwise set forth in this Agreement, filing without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), provided, however, that the obligations herein shall not prevent a Party from making such disclosure as is required by applicable Law or the rules and policies of any applicable stock exchange, and the Party making such disclosure shall use all commercially reasonable efforts to enable the other Party to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.11	Withholding Taxes

The Parties, the Depositary and any Person making any payment on their behalf shall be entitled to deduct and withhold from any consideration or amount payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty, any Correvio Shareholder, any holder of In-The-Money Options, any holder of RSUs, any holder of PSUs and any Dissenting Shareholder) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Law in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.12	List of Securityholders

Subject to Section 9.1, at the reasonable request of Purchaser from time to time, Correvio shall provide Purchaser with a list (in both written and electronic form) of the registered Correvio securityholders (including the Correvio Shareholders and holders of Options, RSUs, PSUs and Warrants) that includes their addresses and respective holdings, with a list of the names and addresses and holdings of all Persons having rights issued by Correvio to acquire such Correvio securities and a list of non-objecting beneficial owners of Correvio Shares, together with their addresses and respective holdings of Correvio Shares. Correvio shall from time to time furnish Purchaser with such additional information, including updated or additional lists of Correvio Shareholders and lists of holders of Options, RSUs, PSUs and Warrants and other assistance as Purchaser may reasonably request.

2.13	Incentive Plan Matters
(a)	Each In-The-Money Option outstanding immediately prior to the Effective Time, whether or not vested, shall be, pursuant to the Plan of Arrangement, acquired for cancellation by Correvio at the Effective Time in consideration for a cash payment from Correvio equal to the product obtained by multiplying the amount by which the Consideration exceeds the exercise price per Correvio Share of such In-The-Money Option by the number of Correvio Shares underlying such In-The-Money Option subject to (for greater certainty) applicable withholdings. Each Out-Of-The-Money Option that is outstanding prior to the Effective Time, whether or not vested, without any further action on behalf of any holder of such Out-Of-The-Money Option, shall, pursuant to the Plan of Arrangement, be cancelled without payment to any holder thereof.
(b)	Each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall pursuant to the Plan of Arrangement be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of $0.42 (being an amount equal to the Consideration), subject to applicable withholdings, and each such RSU shall immediately be cancelled. Following the Effective Time, pursuant to the Plan of Arrangement, neither Correvio nor Purchaser shall have any further Liability with respect to any RSUs (or any Liability to any holder or former holder thereof).
(c)	Each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall pursuant to the Plan of Arrangement be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of $0.42 (being an amount equal to the Consideration), subject to applicable withholdings, and each such PSU shall immediately be cancelled. Following the Effective Time, pursuant to the Plan of Arrangement, neither Correvio nor Purchaser shall have any further Liability with respect to any Correvio PSUs (or any Liability to any holder or former holder thereof).
2.14	Tax Election

The Parties acknowledge that no deduction will be claimed by Correvio or any Person not dealing at arm’s length with Correvio in respect of any payment made to a holder of In-The-Money Options in respect of the In-The-Money Options, in computing the taxable income (for the purposes of the Tax Act) of Correvio or any Person not dealing at arm’s length with Correvio and Purchaser shall cause Correvio (or any successor corporation) to: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of In-The-Money Options; and (b) provide evidence in writing of such election to holders of In-The-Money Options, it being understood that holders of In-The-Money Options will not be precluded from claiming any deductions otherwise available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of In-The-Money Options.

Article 3
REPRESENTATIONS AND WARRANTIES OF CORREVIO

3.1	Representations and Warranties of Correvio

Except as disclosed in the Correvio Disclosure Letter (in the manner contemplated by the first page thereof), Correvio represents and warrants to Purchaser as set forth in Schedule C and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Purchaser or its Representatives shall not mitigate, diminish or affect the representations and warranties of Correvio pursuant to this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Correvio contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

4.1	Representations and Warranties of Purchaser and Parent

Purchaser and Parent represent and warrant to Correvio as set forth in Schedule D and acknowledge and agree that Correvio is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Correvio or its Representatives shall not mitigate, diminish or affect the representations and warranties of Purchaser or Parent pursuant to this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Purchaser or Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 5
COVENANTS

5.1           Covenants of Correvio Relating to the Arrangement

Except such actions as are expressly permitted pursuant to any other term of this Agreement, Correvio shall perform all obligations required to be performed by Correvio under this Agreement, co-operate with Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Correvio shall:

(a)              apply for and use all commercially reasonable efforts to obtain all Key Regulatory Approvals and all Key Third Party Consents and, in doing so, keep Purchaser informed in a timely manner as to the status of the proceedings or other actions related to obtaining the Key Regulatory Approvals and Key Third Party Consents, including (w) providing Purchaser with copies of all related applications and notifications, in draft form, in order for Purchaser to provide its comments thereon, and Correvio shall consult with the Purchaser on any comments provided in good faith; (x) promptly furnishing to Purchaser copies of notices or other formal communications received by Correvio from, or given by Correvio to, any Governmental Entity (including any Securities Authority) with respect to the transactions contemplated by this Agreement or otherwise; (y) not making any commitments, providing any undertakings or assuming any obligations, in each case, that are outside the ordinary course of business, without the prior written consent of Purchaser (notwithstanding the foregoing, where Correvio determines, acting reasonably, that any material in connection with the foregoing is confidential, it will be provided (subject to applicable Law) to Purchaser’s outside counsel on an “external counsel” basis); and (z) subject to applicable Law, Correvio shall, to the extent reasonably practicable, provide the Purchaser and its counsel with the opportunity to participate in any substantive meeting, teleconference or other material communication with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Key Regulatory Approvals;

(b)               use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement in its power to satisfy and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Law may impose on Correvio with respect to the Arrangement or the other transactions contemplated by this Agreement and including effecting all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by Correvio or its subsidiaries in connection with the Arrangement and cooperating with Purchaser in connection with its performance of its obligations hereunder;

(c)	use all commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Correvio challenging or affecting this Agreement or the consummation of the transactions contemplated hereby and use all commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order relating to Correvio which may materially impede the ability of the Parties to consummate the Arrangement or the other transactions contemplated by this Agreement;
(d)	use all commercially reasonable efforts to obtain, and to assist Purchaser with respect to obtaining, as applicable, all consents, waivers or approvals under all Material Contracts, including waivers required in connection with any change of control provisions contained in any agreements or other arrangements of Correvio or any of its subsidiaries;
(e)	cooperate with Purchaser and use all commercially reasonable efforts to take, or cause to be taken, all actions and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Law and the policies of the TSX and Nasdaq to enable the delisting by Correvio of the Correvio Shares from the TSX and Nasdaq as soon as reasonably practicable (and in any event in compliance with applicable Law) after the Effective Date;
(f)	until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, subject to applicable Law, make available and cause to be made available to Purchaser, and its Representatives, information reasonably requested by Purchaser for the purposes of preparing, considering and implementing integration and strategic plans for the acquisition by Purchaser of Correvio following the Effective Date;
(g)	until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, Correvio shall, to the extent not precluded by applicable Law, promptly notify Purchaser, in writing, and promptly provide copies of any related documentation received, when Correvio has knowledge of:
(i)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or other Person) is or may be required in connection with this Agreement or the Arrangement;
(ii)	any notice or other communication from any Governmental Entity in connection with the Arrangement or this Agreement;

(iii)	any matter that has resulted in, or is reasonably likely to result in, a condition set forth in Section 6.1 or 6.2 not being satisfied;
(iv)	the failure of Correvio to perform any obligations to be performed by it under this Agreement such that any conditions set forth in Section 6.1 or 6.2 would not be satisfied; or
(v)	any filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Correvio, threatened orally or in writing against, or, in respect of any filing, actions, suits, claims, investigations or proceedings existing as at the date hereof, if any additional filing, actions, suits, claims, investigations or proceedings are made or threatened orally or in writing, in each case relating to or involving or otherwise affecting Correvio, its subsidiaries or any of their respective assets that would reasonably be expected to be material to Correvio and its subsidiaries, taken as a whole; and
(h)	cause to repay, in full the Obligations (as defined in the CRG Loan) owing under the CRG Loan in conjunction with the consummation of the Arrangement.
5.2	Covenants of Purchaser Relating to the Arrangement

Purchaser shall perform all obligations required to be performed by Purchaser under this Agreement, co-operate with Correvio in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall:

(a)	use all commercially reasonable efforts to assist Correvio in applying for and obtaining all Key Regulatory Approvals and all Key Third Party Consents; and
(b)	use all commercially reasonable efforts to satisfy all conditions precedent in this Agreement in its power to satisfy and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements which applicable Law may impose on Purchaser with respect to the Arrangement or the other transactions contemplated by this Agreement, including the making of all necessary arrangements required to satisfy the Liabilities in respect of the CRG Loan as set out in the payout letter delivered by Correvio pursuant to Section 6.2(f).
5.3	Covenants of Correvio Relating to the Conduct of Business

Correvio covenants and agrees that at all times prior to the Effective Time, except as disclosed in the Correvio Disclosure Letter or unless Purchaser shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, it shall, and shall cause the other members of the Correvio Group to:

(a)	use reasonable best efforts to conduct the Business and maintain any properties and facilities related to the Business, and not take any action respecting the Business except, in the ordinary course of business consistent with past practice and in accordance with applicable Law;
(b)	use all commercially reasonable efforts to preserve intact its and its subsidiaries’ present business organization, its Assets (including associated intellectual property) and goodwill, and preserve the current material relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it and/or its subsidiaries;

(c)             not:

(i)	issue, deliver, sell, pledge, lease, dispose of or encumber, or agree or offer to issue, deliver sell, pledge, lease, dispose of or encumber, any Correvio Shares (including, for certainty, through an at-the-market offering) or securities of its subsidiaries, or any securities convertible, exchangeable or exercisable into or for Correvio Shares or securities of its subsidiaries, or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or value of the Correvio Shares or securities of the Correvio subsidiaries (other than pursuant to the exercise, in accordance with their respective terms, of Options, RSUs, PSUs or Warrants outstanding on the date hereof) or except as provided for in this Agreement in respect of accelerated vesting of RSUs and PSUs, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Options, RSUs, PSUs or Warrants or other convertible securities of Correvio or its subsidiaries;

(ii)	amend or propose to amend its articles or by-laws or other constating documents or the terms of any of its securities; or, except as contemplated by this Agreement, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Correvio Shares or undertake or propose to undertake any other capital reorganization or change in or exchange of Correvio Shares, any other of its securities or its share capital;
(iii)	declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Correvio Shares or any other securities of Correvio, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Correvio, adopt a plan of liquidation or resolution providing for the liquidation, winding-up or dissolution of Correvio, or enter into any agreement with respect to any of the foregoing;
(iv)	except with respect to inter-company transfers between Correvio and its subsidiaries, sell, pledge, lease, transfer, dispose of or encumber any assets, rights or properties of Correvio or any of its subsidiaries, except in the ordinary course of business consistent with past practice, and provided that the aggregate amount of all such sales, pledges, leases, transfers, disposals and encumbrances (excluding product sales) shall not be for proceeds of greater than $100,000;
(v)	acquire or agree to acquire (by merger, amalgamation, arrangement, acquisition of shares or assets or otherwise) any Person or division or business unit thereof, or incorporate or form, or agree to incorporate or form, any Person or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other Person;
(vi)	make any material change to its Business or enter into enter into any Contract that, if entered into prior to the date hereof, would be a Correvio Material Contract;
(vii)	enter into or agree to the terms of any joint venture, strategic alliance, partnership, or similar agreement, arrangement or relationship;
(viii)	incur, create, assume or otherwise become liable for, any indebtedness for borrowed money, or any other liability or obligation, other than in respect of trade payables, which trade payables in no event will exceed $100,000 individually or $250,000 in the aggregate; issue any debt or derivative securities; or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other Person; make any loans, capital contribution, investments or advances; or create or permit to be created any Encumbrance on the Business or the property or assets of Correvio or its subsidiaries (other than Permitted Encumbrances) not existing as at the date of this Agreement;

(ix)	pay, discharge or satisfy any material claims, liabilities or obligations of Correvio or any of its subsidiaries other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Correvio’s Financial Statements or incurred in the ordinary course of business consistent with past practice;
(x)	waive, release, grant or transfer any rights of value, other material rights, claims or benefits or modify or change any existing Correvio Material Contract, Authorization or Permit, without first advising Purchaser and obtaining Purchaser’s consent and direction, as to any action to be taken in that regard, and forthwith taking any action directed by Purchaser, acting reasonably;
(xi)	enter into or modify (or make a promise regarding entering into or modifying) any Employee Plan or any employment, consulting, severance or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary course of business and consistent with past practice with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this Agreement provided, however, that it is acknowledged and agreed that Correvio will abide by the terms and conditions of any Employment Plan and any employment agreements and consulting agreements, including with respect to the payments of any severance amounts or change of control payments, if applicable;
(xii)	enter into any collective bargaining or similar agreement;
(xiii)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;
(xiv)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any Authorizations or Permits; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;
(xv)	change any method of Tax accounting; make, revoke or change any Tax election; amend any previously filed Tax Return; file any Tax Return inconsistent with past practice; settle or compromise any Liability for Taxes; agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes; enter into any closing agreement with respect to any Tax; surrender any right to claim a material Tax refund; change an annual accounting period; adopt or change any accounting method with respect to Taxes; or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment unless, in each case, Correvio reasonably determines, after prior consultation with Purchaser, that such action is required by Law;
(xvi)	amend its accounting policies or adopt new accounting policies, except as may be required by applicable Law or GAAP;
(xvii)	make any capital expenditures in excess of $50,000;
(xviii)	waive, release, settle, agree to settle or compromise any pending or threatened suit, action, claim, arbitration, mediation, inquiry, proceeding or investigation against Correvio or any of its subsidiaries;

(xix)	engage in any transaction with any related parties, other than transactions with subsidiaries and under employment agreements in the ordinary course of business consistent with past practice;
(xx)	grant, modify sell, lease, license, sublicense, covenant not to assert, abandon, allow to lapse, assign, transfer, or otherwise dispose of or terminate any rights in any Business IP or enter into any agreement relating to Intellectual Property or do or omit to do anything to jeopardize the validity or enforceability of the Business IP, including the non-payment of any application, search, maintenance or other official fees; or (ii) disclosing any Trade Secrets to any other person (except pursuant to sufficiently protective non-disclosure agreements);
(xxi)	take any action that would be reasonably expected to cause a violation by any Person of economic sanctions or export controls, including but not limited to Laws described in Schedule C(tt);
(xxii)	take any action or fail to take any action that prevents, or materially delays, impedes or interferes with, or that would reasonably be expected to prevent or materially delay, impede or interfere with, the ability of the Parties to consummate the transactions contemplated by this Agreement or the Arrangement;
(xxiii)	enter into any transaction or perform any act that would render, or would reasonably be expected to render any representations and warranties made by Correvio set forth in this Agreement untrue or inaccurate in any respect; or
(xxiv)	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.

(d)              Subject to Section 7.5, Correvio shall use all commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse before the Outside Date, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(e)	Correvio shall use all commercially reasonable efforts to cure any and all defects in chain of title and ownership with respect to all Registered IP.

(f)               Correvio shall not authorize or propose, or enter into or modify any Contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.3.

(g)              Correvio shall promptly notify Purchaser orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of Correvio, would, or would reasonably be expected to, constitute or result in a Material Adverse Effect.

5.4	Guarantee

(a)               Parent will cause the Purchaser to perform all of its obligations under this Agreement and hereby guarantees, covenants and agrees to be jointly and severally liable with the Purchaser for the due and punctual performance of the obligations of the Purchaser arising under and in connection with this Agreement and the Plan of Arrangement, including, for greater certainty, providing the Depositary with sufficient funds under Section 2.9.

Article 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time or the waiver by each of Correvio and Purchaser to the extent permitted by applicable Law and without prejudice to their right to rely on the fulfilment of any other of such conditions:

(a)	the Interim Order having been granted on terms consistent with this Agreement and the Interim Order not having been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;
(b)	the Correvio Arrangement Resolution having been passed by the Correvio Shareholders in accordance with the Interim Order;

(c)                the Final Order having been granted on terms consistent with this Agreement and the Final Order not having been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)                there shall have been no action taken under any applicable Law or by any Governmental Entity of competent jurisdiction which make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;

(e)                the Articles of Arrangement to be filed with the Director in accordance with this Agreement shall be in form and substance acceptable to the Parties, each acting reasonably;

(f)	this Agreement shall not have been terminated in accordance with its terms; and
(g)	the Key Regulatory Approvals shall have been obtained.

6.2           Additional Conditions Precedent in Favour of Purchaser

The obligation of Purchaser to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser):

(a)	all covenants of Correvio under this Agreement to be performed on or before the Effective Time which have not been waived by Purchaser shall have been duly performed by Correvio in all material respects and Purchaser shall have received a certificate of Correvio addressed to Purchaser and dated the Effective Date, signed on behalf of Correvio by two of its senior executive officers (on Correvio’s behalf and without personal liability), confirming the same as of the Effective Time;
(b)	(i) the representations and warranties of Correvio set forth (A) in this Agreement, that are qualified by reference to materiality or Material Adverse effect and (B) set out in paragraphs (a)(i) and (e) of Schedule C, shall, in all cases, be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) the representations and warranties of Correvio set forth in this Agreement that are not qualified by materiality or Material Adverse Effect shall be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect, and Purchaser shall have received a certificate of Correvio addressed to Purchaser and dated the Effective Date, signed on behalf of Correvio by two senior executive officers of Correvio (on Correvio’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	there shall not have occurred a Material Adverse Effect on or prior to the date hereof which is continuing and since the date of this Agreement, there shall not have occurred a Material Adverse Effect, and Purchaser shall have received a certificate signed on behalf of Correvio by two senior executive officers of Correvio (on Correvio’s behalf and without personal liability) to such effect;

(d)              all covenants of the Correvio Supporting Shareholders under the Correvio Voting Agreement to be performed on or before the Effective Time which have not been waived by Purchaser shall have been duly performed by the parties thereto (other than Purchaser) in all respects;

(e)              holders of no more than five percent (5%) of the Correvio Shares shall have exercised, and at the date of the Correvio Meeting, have not withdrawn, Dissent Rights;

(f)	the administrative agent in respect of the CRG Loan shall have provided a payout letter and release in favour of Correvio, the Purchaser and the Purchaser’s lender in respect of Liabilities under the CRG Loan, in form and substance acceptable to Purchaser acting reasonably;
(g)	the Purchaser shall have been provided with evidence of discharge of the Encumbrances set out in Schedule 6.2(g) of the Correvio Disclosure Letter; and

(h)            the Key Third Party Consents shall have been obtained.

The foregoing conditions will be for the sole benefit of Purchaser and may be waived by the Purchaser in whole or in part at any time in its sole discretion.

6.3           Additional Conditions Precedent in Favour of Correvio

The obligation of Correvio to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Correvio and may be waived by Correvio):

(a)	all covenants of Purchaser under this Agreement to be performed on or before the Effective Time which have not been waived by Correvio shall have been duly performed by Purchaser in all material respects and Correvio shall have received a certificate of Purchaser addressed to Correvio and dated the Effective Date, signed on behalf of Purchaser by two of its senior executive officers (on Purchaser’s behalf and without personal liability), confirming the same as of the Effective Time;
(b)	(i) the representations and warranties of Purchaser set forth in this Agreement, that are qualified by reference to materiality shall be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) the representations and warranties of Purchaser set forth in this Agreement that are not qualified by materiality shall be true and correct in all respects as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to prevent or have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or consummate the Arrangement, and Correvio shall have received a certificate of Purchaser addressed to Correvio and dated the Effective Date, signed on behalf of Purchaser by two senior executive officers of Purchaser (on Purchaser’s behalf and without personal liability), confirming the same as at the Effective Time; and

(c)	Purchaser shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the aggregate Consideration contemplated thereby.

The foregoing conditions will be for the sole benefit of Correvio and may be waived by Correvio in whole or in part at any time in its sole discretion.

6.4	Notice and Cure Provisions

(a)            Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be likely to:

(i)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.
(b)	Purchaser may not exercise its rights to terminate this Agreement pursuant to Subsection 8.2(a)(iii)C and Correvio may not exercise its right to terminate this Agreement pursuant to Subsection 8.2(a)(iv)A unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten (10) Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered less than ten (10) Business Days prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without having a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.
6.5	Satisfaction of Conditions

Other than as set forth in this section, the conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

6.6	No Financing

Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that its obligations to effect the transactions contemplated by this Agreement are not conditioned upon the availability to Purchaser or any of its affiliates of any debt, equity or other financing in any amount whatsoever.

Article 7
ADDITIONAL COVENANTS

7.1	Covenant Regarding Non-Solicitation

Correvio shall, and shall direct and cause its Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Correvio, discontinue access to any parties who are not Purchaser and its Representatives to any dataroom that contains information regarding the Correvio Group, and to the extent Correvio entered into a confidentiality agreement with any such parties, Correvio shall request the return of information regarding Correvio and its subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding Correvio and its subsidiaries, in each case, pursuant to any such confidentiality agreement. Correvio agrees not to release or permit the release of any Person from, or waive or forbear in the enforcement of, any confidentiality agreement or other similar agreement relating to a potential Acquisition Proposal to which such third party is a party. Correvio further agrees not to release or permit the release of any Person from, or waive or forbear in the enforcement of, any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 7.1).

7.2	Covenant Regarding Acquisition Proposal
(a)	Subject to Section 7.3 or unless expressly permitted pursuant to this Section 7.2, Correvio agrees that it shall not, and shall cause its Representatives (including the Correvio Board) not to, directly or indirectly:

(i)                make, solicit, initiate, entertain, encourage, promote or facilitate, (including by way of furnishing non-public information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or offers or the making of any proposals regarding or that would reasonably be expected to constitute an Acquisition Proposal or that would be reasonably be expected to lead to an actual or potential Acquisition Proposal;

(ii)	participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any non-public information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal or participate in any discussions or negotiations regarding an actual or potential Acquisition Proposal, or furnish any information or access to any Person (other than Purchaser and its Representatives) with respect to any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an actual or potential Acquisition Proposal, provided however that Correvio may communicate and participate in discussions with a third party solely for the purpose of (A) advising such third party of Correvio’s obligations under this Agreement or (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;
(iii)	remain neutral with respect to, or agree to, approve or recommend any, Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for three (3) Business Days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this Subsection 7.2(a)(iii));
(iv)	(A) withhold, withdraw, amend, modify or qualify, or publicly propose to withhold, withdraw, amend, modify or qualify, the Correvio Board Recommendation in a manner adverse to Purchaser, the Arrangement or the Correvio Arrangement Resolution; (B) fail to include the Correvio Board Recommendation in the Correvio Circular; (C) endorse, approve or recommend or publicly propose to endorse, approve or recommend any Acquisition Proposal or publicly declare it advisable that Correvio enter into an agreement relating to any Acquisition Proposal or that Correvio Shareholders vote in favour of an Acquisition Proposal or against the Correvio Arrangement Resolution; or (D) refrain from recommending against any Acquisition Proposal that is a take-over bid, tender offer or exchange offer within three (3) Business Days after the commencement thereof (or in the event that the Correvio Meeting is scheduled to occur within such three (3) Business Day period, on or prior to the Business Day immediately prior to the date of the Correvio Meeting) (any of the actions set forth in clauses (A) through (D), a “Change in Recommendation”); or

(v)              enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any Person in the event that the Arrangement is completed or in the event that it completes any other transaction with Purchaser or with an affiliate of Purchaser that is agreed to prior to any termination of this Agreement.

(b)	Notwithstanding anything contained in this Section 7.2 and any other provisions of this Agreement:
(i)	the Correvio Board and its Representatives may consider, participate in any discussions or negotiations with and provide information to, any arm’s length Person who has delivered a bona fide written Acquisition Proposal which did not result from a breach of Section 7.1, Section 7.2 or Section 7.3 by Correvio and that the Correvio Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal is a Superior Proposal, or would reasonably be expected to constitute a Superior Proposal; provided, however, that prior to taking any such action the Correvio Board shall determine in good faith, after consultation with outside legal counsel that it is necessary to take such action in order to discharge properly its fiduciary duties, and if Correvio provides confidential non-public information to such Person, Correvio obtains a confidentiality agreement from the Person making such Acquisition Proposal that is substantively similar to the Confidentiality Agreement, and otherwise on terms no more favourable to such Person than the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement, provided that such confidentiality agreement shall not preclude such Person from making a Superior Proposal and such agreement shall not restrict or prohibit Correvio from disclosing to Purchaser any details concerning the Acquisition Proposal or any Superior Proposal made by such Person to the extent contemplated by this Agreement. Correvio shall be permitted to provide such Person with access to information regarding Correvio; provided that Correvio sends a copy of any such confidentiality agreement to Purchaser promptly upon its execution and Purchaser is provided with a list of the information provided to such Person and is promptly provided with access to the same information to which such Person was provided.
(ii)	Nothing contained in this Agreement will prohibit Correvio or the Correvio Board from taking and disclosing to the Correvio Shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the U.S. Exchange Act (or any similar communication that is required under Canadian Securities Laws or that is required under applicable Law in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the Correvio Shareholders pursuant to Rule 14d-9(f) under the U.S. Exchange Act (or any similar communication that is required under applicable Law) or from making any legally required disclosure to the Correvio Shareholders pursuant to applicable Securities Laws with regard to the Arrangement or an Acquisition Proposal; provided that the foregoing shall in no way eliminate or modify the effect that such disclosure would otherwise have under this Agreement; provided further that this clause (ii) shall not be deemed to permit Correvio or the Correvio Board to effect a Change in Recommendation except in accordance with Section 7.3.
(c)	Correvio shall promptly (and in any event within 24 hours) notify Purchaser, at first orally and then in writing, of any proposals, offers or inquiries relating to or constituting or that would reasonably be expected to lead to an Acquisition Proposal or any request for non-public information relating to Correvio or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer, a copy of the proposal, offer or inquiry (if written), and provide such other details of the proposal, inquiry or offer as Purchaser may reasonably request. Correvio shall keep Purchaser fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

(d)	Correvio shall ensure that its officers, directors and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of Section 7.1 and this Section 7.2, and Correvio shall be responsible for any breach of Section 7.1 or this Section 7.2 by such officers, directors, financial advisors or other advisors or Representatives.
7.3	Right to Accept a Superior Proposal
(a)	If Correvio has complied with Section 7.1 and Section 7.2 of this Agreement, Correvio may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 7.3) received prior to the date of the approval of the Correvio Arrangement Resolution and terminate this Agreement if, and only if:

(i)                Correvio has provided Purchaser with an unredacted copy of a draft definitive agreement in respect of the Superior Proposal;

(ii)               Correvio has provided Purchaser with the information regarding such Superior Proposal required under Subsection 7.2(c);

(iii)	the Correvio Board has determined in good faith after consultation with outside legal counsel and its financial advisors that it is necessary in order for the Correvio Board to discharge properly its fiduciary duties to effect a Change in Recommendation and to approve or recommend such Superior Proposal;
(iv)	five (5) Business Days (the “Superior Proposal Notice Period”) shall have elapsed from the later of (A) the date Purchaser received written notice (a “Superior Proposal Notice”) advising it that Correvio’s Board has determined that the Acquisition Proposal constitutes a Superior Proposal and has resolved and intends to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 7.3, and (B) the date Purchaser was delivered a copy of such Superior Proposal document; and

(v)                Correvio has complied with Section 7.3(b) and, if any offer to amend this Agreement is delivered by Purchaser pursuant to Section 7.3(b), the Correvio Board has determined that any amended proposal of Purchaser referred to in Section 7.3(b) would, upon acceptance by Correvio, not result in the Superior Proposal ceasing to be a Superior Proposal.

In the event that Correvio provides Purchaser with a Superior Proposal Notice on a date that is less than five (5) Business Days prior to the scheduled date of the Correvio Meeting, Correvio shall, at the request of Purchaser, adjourn such meeting to a date that is not less than five (5) Business Days and not more than fifteen (15) days after the date of the Superior Proposal Notice (and in such event, Correvio shall not be deemed to be in breach of Subsection 2.2(b) due to the change in the date of the Correvio Meeting).

(b)	During the Superior Proposal Notice Period, Correvio agrees that Purchaser shall have the right, but not the obligation, to offer in writing to amend the terms of this Agreement. The Correvio Board will review any written proposal to amend the terms of this Agreement in good faith in order to determine, in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by Correvio, result in such Superior Proposal ceasing to be a Superior Proposal.

(c)	Upon the expiry of the Superior Proposal Notice Period, if: (i) Purchaser has determined not to offer in writing to amend the terms of this Agreement pursuant to Subsection 7.3(b); or (ii) the Correvio Board has determined that any offer by Purchaser in writing to amend the terms of this Agreement (pursuant to Subsection 7.3(b)) would, upon acceptance by Correvio, not result in any Superior Proposal ceasing to be a Superior Proposal, then Correvio may effect a Change in Recommendation and/or accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, provided that Correvio must: (i) terminate this Agreement pursuant to Section 8.2(a)(iv)B; and (ii) pay the Termination Payment pursuant to the provisions in Section 8.3 hereof.

(d)             Correvio also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirements of Section 7.3 and will initiate a new Superior Proposal Notice Period.

7.4	Access to Information; Confidentiality; Transition

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, Correvio shall, and shall cause its Representatives to afford to Purchaser and to Representatives of Purchaser, at Purchaser’s sole expense, reasonable access during normal business hours upon reasonable notice, to the properties, information and records relating to, and the personnel of, the Correvio Group, including but not limited to, the related facilities, books, contracts, financial statements, forecasts, financial projections (to the extent permitted by confidentiality agreements in force on the date hereof), studies, records, operating Permits, Authorizations and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form), and Purchaser and Correvio acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement; provided, however, that (a) Purchaser shall provide the Correvio with at least one (1) Business Day prior written notice of any requested on site access to any real property of Correvio, (b) if Correvio so requests, Purchaser shall be accompanied by a Representative of Correvio and (c) Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Correvio. In no event shall Correvio be obligated to provide such access or information if Correvio determines, in its reasonable judgment and on the advice of legal counsel, that doing so is reasonably likely to (i) violate applicable Law or any other obligation owing to a third Person, (ii) waive or jeopardize the protection of the attorney-client privilege or any other similar privilege or immunity, (iii) expose Correvio or any of its subsidiaries to risk of Liability for disclosure of sensitive, confidential or personal information or (iv) expose competitively sensitive information that Correvio designates, in its sole discretion, as “outside counsel only” (it being understood that any such information so designated shall be given only to the outside counsel of Purchaser and may not be shared, conveyed, summarized or otherwise disclosed in any manner with Purchaser or any of its subsidiaries or any of their respective Representatives (other than such outside counsel), except as may be expressly agreed in writing by Correvio in advance) (the limitations contemplated in clauses (i) through (iv), but giving effect to the following proviso, the “Access Limitations”); provided that to the extent that Correvio asserts that an Access Limitation applies, the Parties shall use all commercially reasonable efforts to establish a process that would provide Purchaser or its applicable Representatives with such access or information in a manner that would not result in a violation of the Access Limitations. It is further agreed that, prior to the Effective Time, Purchaser and its Representatives shall not contact any of the employees, customers, distributors or suppliers of Correvio or its subsidiaries in connection with the transactions contemplated by this Agreement, without the specific written authorization of Correvio, which consent may not be unreasonably withheld, delayed or conditioned. Notwithstanding anything to the contrary contained herein, in no event shall Purchaser or its Representatives be permitted to conduct any environmental sampling, testing or invasive investigations or assessments. Each of Purchaser and Correvio shall, and shall cause their subsidiaries and their respective Representatives to, as the case may be, work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto). From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, Correvio will maintain the access of Purchaser and its Representatives to the information contained as at the date of this Agreement in any dataroom that contains information regarding the Correvio Group to which Purchaser and its Representatives have access as at the date of this Agreement.

7.5           Insurance and Indemnification

(a)              Prior to the Effective Date, Correvio shall purchase customary and normal course “run-off” policies of directors’ and officers’ liability insurance providing protection not materially more favourable in the aggregate to the protection provided by the policies maintained by Correvio which are in effect as of immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Purchaser will, or will cause Correvio to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date. Notwithstanding any other provision of this Section 7.5, the premium for such tail policies shall not exceed 300% of the annual premiums for the directors’ and officers’ liability insurance policy of Correvio in effect as at the date of this Agreement, provided, that, if applicable, if the premiums of such tail insurance coverage exceed such amount, Correvio shall have the right to obtain a tail policy with the best coverage available for a cost not exceeding such amount.

(b)              Purchaser agrees that it shall cause Correvio to honour all rights to advancement, indemnification or exculpation now existing in favour of present and former officers and directors of Correvio and its subsidiaries that are expressly disclosed in the Correvio Disclosure Letter and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)               The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, Correvio (including any surviving corporation or entity) hereby confirms that it is acting as agent and trustee on their behalf.

7.6	Other Deliveries

Concurrent with the execution and delivery of this Agreement, Correvio shall deliver to Purchaser:

(a)	all of the Correvio Voting Agreements executed by the Correvio Supporting Shareholders; and
(b)	a consent and waiver of the lenders in relation to the CRG Loan (and any other Person identified by the Purchaser in connection with the CRG Loan) to the execution and delivery by Correvio of this Agreement and to any and all transactions or other actions contemplated herein (including the request for, and receipt of, the Interim Order and the Final Order), which consent and waiver shall include a waiver from the lenders of any events of default any non-performance of any conditions or obligations by Correvio, whether in existence prior to the execution hereof to and including the Effective Time.

Article 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2           Termination

(a)	This Agreement may be terminated:

(i)	at any time prior to the Effective Time by mutual written agreement of Correvio and Purchaser;

(ii)                by either Correvio or Purchaser, if:

A.              the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)A shall not be available to any Party whose failure to fulfil any of its obligations or breach any of its covenants, representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date; provided however, that if completion of the Arrangement is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) Purchaser or Correvio not having obtained any regulatory waiver, consent or approval or the Interim Order or the Final Order which is necessary to permit the completion of the Arrangement such that the conditions set forth in Section 6.1(g) shall not have been satisfied or waived then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval or the Interim Order or the Final Order is being actively sought, as applicable, except in the case where such regulatory waiver, consent or approval or the Interim Order or the Final Order has not been obtained as a result of tolling as provided for in Section 2.7 (in which case there shall be no automatic extension of the Outside Date), the Outside Date shall automatically be extended for an additional period of 30 days;

B.	any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Correvio or Purchaser from consummating the Arrangement (unless such order, decree, ruling or applicable Law has been withdrawn, reversed or otherwise made inapplicable) and such order, decree, ruling or applicable Law or enjoinment shall have become final and non-appealable; or
C.	Correvio Shareholder Approval shall not have been obtained at the Correvio Meeting in accordance with applicable Law and the Interim Order.
(iii)	by Purchaser, if:
A.	prior to the Effective Time (1) the Correvio Board shall have made a Change in Recommendation, (2) the Correvio Board shall have approved or recommended an Acquisition Proposal, or (3) Correvio shall have entered into a definitive agreement with respect to a Superior Proposal;
B.	the Correvio Meeting has not occurred on or before June 1, 2020 or such later date as may be agreed by Correvio and Purchaser in writing, provided that the right to terminate this Agreement pursuant to this Section 8.2(a)(iii)B shall not be available to Purchaser if the failure by Purchaser to fulfil any obligation of Purchaser hereunder is the cause of, or results in, the failure of the Correvio Meeting to occur on or before such date;
C.	subject to Section 6.4, Correvio is in default of a covenant or obligation hereunder such that any condition contained in Subsection 6.2(a) through to and including Section 6.2(c) is not satisfied or is incapable of satisfaction, or any representation or warranty of Correvio or Correvio under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Subsection 6.2(b) would be incapable of satisfaction; provided that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied; or

D.	Correvio shall have breached any of its obligations set forth in Sections 7.1, Section 7.2 or Section 7.3 or shall have materially breached any of its obligations set forth in Section 2.4 or Section 2.5.
(iv)	by Correvio, if
A.	subject to Section 6.4, Purchaser is in default of a covenant or obligation hereunder such that the condition contained in Subsection 6.3(a) is not satisfied or is incapable of satisfaction, or any representation or warranty of Purchaser under this Agreement is untrue or incorrect or shall have become untrue or incorrect such that the condition contained in Subsection 6.3(b) would be incapable of satisfaction; provided that Correvio is not then in breach of this Agreement so as to cause any of the conditions set forth in Subsection 6.3(a) or 6.3(b) not to be satisfied; or
B.	at any time prior to receipt of the Correvio Shareholder Approval, it wishes to enter into a definitive written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.2), subject to and in compliance with Article 7 and Correvio has paid or causes to be paid the Termination Payment in accordance with Section 8.3(b)(ii).
(b)	Subject to Subsection 6.4(b), the Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.
(c)	If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Subsection 8.2(c) and Sections 8.3, 9.1, 9.3, 9.4, 9.6, 9.7 and 9.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to this Section 8.2; provided further that neither the termination of this Agreement pursuant to this Section 8.2 nor anything contained in this Section 8.2 shall relieve a Party from any Liability arising prior to such termination arising from any breach of this Agreement or fraud.

8.3           Expenses and Termination Payments

(a)                Except as otherwise provided herein, the Parties agree that all costs and expenses of the Parties relating to the Arrangement and the transactions contemplated in this Agreement, including legal fees, accounting fees, financial advisory fees, strategic advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

(b)	The Termination Payment shall be payable by Correvio to Purchaser in the event that the Agreement is terminated in the following circumstances (each being a “Termination Payment Event”):
(i)	the termination of this Agreement pursuant to Subsection 8.2(a)(iii)A, 8.2(a)(iii)B or 8.2(a)(iii)D, in which case the Termination Payment shall be paid to Purchaser as soon as practicable and in any event within two (2) Business Days of the day on which this Agreement is terminated;

(ii)	the termination of this Agreement pursuant to Subsection 8.2(a)(iv)B, in which case the Termination Payment shall be paid to Purchaser concurrently with the earlier of the termination of this Agreement and the execution of a definitive agreement in respect of a Superior Proposal; or
(iii)	the termination of this Agreement pursuant to Subsection 8.2(a)(ii)A, 8.2(a)(ii)C or 8.2(a)(iii)C if, in any such case, prior to the earlier of the termination of this Agreement or the holding of the Correvio Meeting, (A) an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Correvio shall have been made to Correvio or publicly announced by any Person (other than Purchaser or any of its affiliates) and not withdrawn prior to the Correvio Meeting, and (B) within nine (9) months after the earlier of the date of termination of this Agreement or the holding of the Correvio Meeting either (x) any Acquisition Proposal has been accepted, recommended, approved or entered into by the Correvio Board or by Correvio, and if applicable has not expired, been withdrawn or been publicly abandoned, in which case the Termination Payment shall be paid to Purchaser concurrently with the earlier of the date of such entry into such Acquisition Proposal or the completion of such Acquisition Proposal, or (y) any Person or company acquires, directly or indirectly, more than 50% of the issued and outstanding Correvio Shares or more than 50% of the consolidated assets of Correvio under any Acquisition Proposal, in which case the Termination Payment shall be paid to Purchaser at the time that the Correvio Shares or assets of Correvio are acquired as described in this clause (y). For the purpose of this Subsection 8.4(b)(iii), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1, except that references to “20%” shall be deemed to be “50%”.
(c)	Purchaser hereby acknowledges that the Termination Payment to which it may become entitled to is a payment of liquidated damages which is a genuine pre-estimate of the damages which such it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated by this Agreement and is not a penalty. Correvio hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by Purchaser of any Termination Payment, Purchaser shall have no further Claim against Correvio or Correvio at Law or in equity or otherwise (including injunctive relief to restrain any breach or threatened breach by Correvio of any of its obligations hereunder or otherwise to obtain specific performance).
8.4	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Law, this Agreement and the Plan of Arrangement may, at any time and from time to time prior to the Effective Time, be amended only by mutual written agreement of Purchaser and Correvio, without further notice to or authorization on the part of the Correvio Shareholders, and any such amendment may without limitation:

(a)              change the time for performance of any of the obligations or acts of the Parties;

(b)              waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)                  waive compliance with or modify any mutual conditions precedent herein contained.

8.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. No extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived and shall not extend to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

Article 9
GENERAL PROVISIONS AND MISCELLANEOUS

9.1           Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing Personal Information in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Purchaser completes the transactions contemplated by this Agreement, Purchaser shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Correvio:

(a)               for purposes other than those for which such Transaction Personal Information was collected by Correvio prior to the Effective Date; and

(b)              which does not relate directly to the carrying on of the business of Correvio (including carrying on the Business) or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Purchaser shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 4:30 p.m. Vancouver time in the place of delivery or receipt. However, if notice is delivered after 4:30 p.m. Vancouver time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Purchaser:

Mercury Pharma Group Limited
Capital House, 1st Floor, 85 King William Street, London, UK EC4N 7BL

Attention:
Email:

Attention:
Email:

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6
	Attention:	John Sabetti
	Email:	jsabetti@fasken.com

(b)	if to Parent:

ADVANZ PHARMA Corp. Limited
Capital House, 1st Floor, 85 King William Street, London, UK EC4N 7BL

Attention:
Email:

Attention:
Email:

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M5H 2T6

	Attention:	John Sabetti
	Email:	jsabetti@fasken.com

(c)	if to Correvio:

Correvio Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
V6J 4S7

	Attention:	Justin Renz
	Email:	jrenz@correvio.com

with a copy (that shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600, Three Bentall Centre
Vancouver BC V7X 1L3

Attention:	Joseph Garcia
Email:	joseph.garcia@blakes.com

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 8.3(c), the Parties acknowledge and agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3(c), such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Correvio Disclosure Letter and the other agreements, documents and certificates delivered pursuant to this Agreement), the Correvio Voting Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder; provided, however, that the insured and indemnified persons and their heirs, executors, administrators and other legal representatives, in each case as contemplated by Section 7.5, shall be express third party beneficiaries of Section 7.5. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Purchaser shall have any personal liability whatsoever to Correvio under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser. No director or officer of Correvio shall have any personal liability whatsoever to Purchaser under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Correvio.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

MERCURY PHARMA GROUP LIMITED

Per:	(Signed) “Graeme Duncan”
Name: Title:	Graeme Duncan Chief Executive Officer

ADVANZ PHARMA CORP. LIMITED
Per:	(Signed) “Graeme Duncan”
Name: Title:	Graeme Duncan Chief Executive Officer

CORREVIO PHARMA CORP.

Per:	(Signed) “Mark Corrigan”
Name: Title:	Mark Corrigan Chief Executive Officer

Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith and unless otherwise indicated, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement of Correvio under Section 192 of the CBCA, on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Correvio and Purchaser, each acting reasonably;
(b)	“Arrangement Agreement” means the agreement made as of March 15, 2020 between Correvio, Purchaser and ADVANZ PHARMA Corp. Limited, including the schedules thereto, as the same may be supplemented or amended from time to time;
(c)	“Arrangement Resolution” means the special resolution of the Shareholders and holders of Options, RSUs and PSUs approving the Arrangement, this Plan of Arrangement and the Arrangement Agreement to be considered at the Correvio Meeting;
(d)	“Articles of Arrangement” means the articles of arrangement of Correvio in respect of the Arrangement, to be filed with the Director after the Final Order is made;
(e)	“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Vancouver, British Columbia or in Toronto, Ontario are authorized or required by applicable Law to be closed;
(f)	“CBCA” means the Canada Business Corporations Act including all regulations made thereunder;
(g)	“Consideration” means the consideration to be received pursuant to the Plan of Arrangement in respect of each Correvio Share that is issued and outstanding immediately prior to the Effective Time, of $0.42 per Correvio Share;
(h)	“Correvio” means Correvio Pharma Corp., a corporation incorporated under the federal laws of Canada;
(i)	“Correvio Meeting” means the special meeting of the Shareholders and holders of Options, RSUs and PSUs, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;
(j)	“Correvio Shares” means the common shares without par value in the capital of Correvio;
(k)	“Correvio Share Letter of Transmittal” means the letter of transmittal to be delivered by Correvio to the Shareholders providing for the delivery of Correvio Shares to the Depositary;
(l)	“Court” means the Supreme Court of British Columbia;

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(m)	“CRA” means the Canada Revenue Agency;
(n)	“Depositary” means Computershare Trust Company of Canada;
(o)	“Director” means the director appointed pursuant to Section 260 of the CBCA;
(p)	“Dissent Rights” has the meaning ascribed thereto in Section 4.1;
(q)	“Dissenting Shares” means the Correvio Shares held by Dissenting Shareholders in respect of which such Dissenting Shareholders have given Notice of Dissent;
(r)	“Dissenting Shareholder” means a registered holder of Correvio Shares who has duly and validly exercised the Dissent Rights in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(s)	“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the certificate giving effect to the Arrangement as issued by the Director pursuant to Section 192(7) of the CBCA;
(t)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Correvio and Purchaser may agree upon in writing;
(u)	“Final Order” means the order of the Court granted pursuant to Section 192 of the CBCA, in a form acceptable to Correvio and Purchaser, each acting reasonably, approving the Arrangement, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of Correvio and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided, however, that any such amendment is acceptable to Correvio and Purchaser, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;
(v)	“Former Correvio Shareholders” means the holders of Correvio Shares immediately prior to the Effective Time;
(w)	“Governmental Entity” (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Toronto Stock Exchange and Nasdaq, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;
(x)	“holder”, when used with reference to any securities of Correvio, means the holder of such securities shown from time to time in the central securities register maintained by or on behalf of Correvio in respect of such securities;
(y)	“In-The-Money Option” means each Option, at the Effective Time, with an exercise price per Correvio Share less than the Consideration;
(z)	“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2(b) of the Arrangement Agreement, in a form acceptable to Correvio and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Correvio Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Correvio and Purchaser, each acting reasonably;

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(aa)	“Liability” means, in respect of any Person, any debt, liability or obligation of any kind or nature whatsoever, including (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, (ii) any right against such Person to an equitable remedy for breach of performance, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured, and (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise);
(bb)	“Liens” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;
(cc)	“Notice of Dissent” means a notice of dissent duly and validly given by a registered holder of Correvio Shares exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;
(dd)	“Option” means an option to acquire a Correvio Share granted pursuant to the Stock Option Plan which is outstanding, whether or not vested;
(ee)	“Optionholder” means a holder of one or more Options;
(ff)	“Out-Of-The-Money Option” means an Option that is not an In-The-Money Option;
(gg)	“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;
(hh)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made from time to time in accordance with the terms hereof or made upon the direction of the Court in the Final Order, with the consent of Correvio and Purchaser, each acting reasonably;
(ii)	“PSU Plan” means Correvio’s Phantom Share Unit Plan adopted with effect from May 15, 2018, or any predecessor phantom share until plan, as applicable;
(jj)	“PSUs” means phantom share units issued under the PSU Plan;
(kk)	“Purchaser” means Mercury Pharma Group Limited;
(ll)	“RSU Plan” means Correvio’s Restricted Share Unit Plan last approved by Correvio Shareholders on May 9, 2018;
(mm)	“RSUs” means restricted share units issued under the RSU Plan;
(nn)	“Shareholder” means a holder of one or more Correvio Shares;
(oo)	“Stock Option Plan” means the Incentive Stock Option Plan of Correvio last approved by Correvio Shareholders on May 9, 2018;
(pp)	“Tax Act” means the Income Tax Act (Canada) including all regulations thereunder; and

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(qq)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement. In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3	Number

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

1.4	Date of Any Action

In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of, and forms a part of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

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2.2	Binding Effect

This Plan of Arrangement will become effective at the Effective Time and shall be binding upon Purchaser and Correvio, the Shareholders, the Optionholders, the holders of RSUs, the holders of PSUs and all beneficial holders of any of the following: Correvio Shares, Options, RSUs and PSUs.

ARTICLE 3
ARRANGEMENT

3.1	The Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and be deemed to occur in the following sequence, in each case effective as at one minute intervals starting at the Effective Time, without any further authorization, act or formality of or by Correvio, Purchaser or any other Person:

(a)	At the Effective Time:
(i)	each Correvio Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Liens, to Correvio and Correvio shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 5 hereof, and the name of such holder shall be removed from the central securities register of Correvio as a holder of Correvio Shares and Correvio shall be recorded as the registered holder of the Correvio Shares so transferred and shall be deemed to be the legal owner of such Correvio Shares;
(ii)	each outstanding Correvio Share (other than Correvio Shares held by a Dissenting Shareholder who has validly exercised and not withdrawn such holder’s Dissent Rights (which Correvio Shares will have been transferred pursuant to Section 3.1(a)(i) above)) will, without further act or formality by or on behalf of a holder of Correvio Shares, be irrevocably assigned and transferred by the holder thereof to Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the Consideration in accordance with Section 5.1 less any amounts withheld in accordance with Section 5.4, and
A.	the holder of such Correvio Share shall cease to be the holder thereof and to have any rights as a holder of such Correvio Share other than the right to receive payment in accordance with this Plan of Arrangement;
B.	such holder’s name shall be removed from the register of the Correvio Shares maintained by or on behalf of Correvio; and
C.	Purchaser shall be deemed to be the transferee and the legal and beneficial holder of such Correvio Share (free and clear of all Liens) and shall be entered as the registered holder of such Correvio Share in the register of the Correvio Shares maintained by or on behalf of Correvio.
(iii)	Each In-The-Money Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall, without any further action on behalf of any holder of such In-The-Money Option and without any payment except as provided in this Plan of Arrangement, be acquired for cancellation by Correvio in consideration for a cash payment from Correvio equal to the product obtained by multiplying the amount by which the Consideration exceeds the exercise price per Correvio Share of such In-The-Money Option by the number of Correvio Shares underlying such In-The-Money Option (the “Option Consideration”), subject to (for greater certainty) applicable withholdings in accordance with Section 5.4. All In-The-Money Options issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled and the holder thereof shall thereafter have only the right to receive the Option Consideration to which such holder is entitled pursuant to this Section 3.1(a)(iii).

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(iv)	Each Out-Of-The-Money Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall, without any further action on behalf of any holder of such Out-Of-The-Money Option, be cancelled without payment to any holder thereof and all option agreements related thereto shall be terminated and neither Correvio nor Purchaser shall have any Liability with respect to such option agreements or Out-Of-The-Money Options.
(v)	Notwithstanding the terms of the Stock Option Plan and any stock option agreement pursuant to which Options were granted, the Stock Option Plan and all stock option agreements shall be terminated, and neither Correvio nor Purchaser shall have any Liability with respect to such plans and agreements other than the payment of the Option Consideration in accordance with this Plan of Arrangement.
(vi)	Each RSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the RSU Plan, shall be deemed to be unconditionally vested, and such RSU shall, without any further action by or on behalf of a holder of RSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio of $0.42 (being an amount equal to the Consideration), subject to applicable withholdings, and each such RSU shall immediately be cancelled. Following the Effective Time, neither Correvio nor Purchaser shall have any further Liability with respect to any Correvio RSUs (or any Liability to any holder or former holder thereof).
(vii)	Each PSU outstanding immediately prior to the Effective Time (whether vested or unvested), notwithstanding the terms of the PSU Plan, shall be deemed to be unconditionally vested, and such PSU shall, without any further action by or on behalf of a holder of PSUs, be deemed to be assigned and transferred by such holder to Correvio in exchange for a cash payment from Correvio $0.42 (being an amount equal to the Consideration), subject to applicable withholdings, and each such PSU shall immediately be cancelled. Following the Effective Time, neither Correvio nor Purchaser shall have any further Liability with respect to any Correvio PSUs (or any Liability to any holder or former holder thereof).
(b)	the transfers and exchanges provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.
3.2	Post Effective Time Procedures

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Correvio Share Letter of Transmittal by a registered Former Correvio Shareholder together with certificates representing Correvio Shares and such other documents as the Depositary may require, Former Correvio Shareholders shall be entitled to receive the Consideration to which they are entitled pursuant to Section 3.1(a) hereof.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

Pursuant to the Interim Order, each registered Shareholder may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA as modified by this ARTICLE 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement, provided that the written objection to the Arrangement Resolution contemplated by Section 190 of the CBCA must be sent to and received by Correvio at least two days before the Correvio Meeting. Shareholders who duly exercise such rights of dissent and who:

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(a)            are ultimately determined to be entitled to be paid fair value from Purchaser, for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably transferred such Dissenting Shares to Correvio pursuant to Section 3.1(a)(i) in consideration of such fair value; or

(b)            are ultimately not entitled, for any reason, to be paid fair value for the Dissenting Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights;

but in no case will Correvio or Purchaser or any other person be required to recognize such holders as holders of Correvio Shares after the completion of the steps set forth in Section 3.1(a), and each Dissenting Shareholder will cease to be entitled to the rights of a Shareholder in respect of the Correvio Shares in relation to which such Dissenting Shareholder has exercised Dissent Rights and the central securities register of Correvio will be amended to reflect that such former holder is no longer the holder of such Correvio Shares from and after the Effective Time.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Payment of Consideration

(a)            Following the receipt of the Final Order and prior to the Effective Date, Purchaser shall deposit or arrange to be deposited with the Depositary a cash amount equal to the aggregate Consideration payable in accordance with the provisions of Section 3.1(a) hereof, with the amount per Correvio Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per Correvio Share for this purpose, net of applicable withholdings, which amount shall be held by the Depositary as agent and nominee for such Former Correvio Shareholders for distribution to such Former Correvio Shareholders in accordance with the provisions of this Article 5.

(b)            As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented outstanding Correvio Shares that were transferred under Section 3.1(a), together with a duly completed Correvio Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the CBCA, the Securities Transfer Act (British Columbia) and the articles of Correvio after giving effect to Section 3.1(a) the former holder of such Correvio Shares shall be entitled to receive in exchange therefor, and the Depository shall deliver on behalf of Purchaser to each holder who immediately before the Effective Time was a holder of Correvio Shares, Options, PSUs or RSUs a cheque, wire (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with Section 3.1 less any amounts withheld pursuant to Section 5.4, and any certificate so surrendered shall forthwith be cancelled.

(c)             Subject to Section 5.3, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Correvio Shares (other than Correvio Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) will be deemed after the time described in Sections 3.1(a) to represent only the right to receive from the Depositary such payment as the holder is entitled to receive in accordance with Section 3.1 hereof, less any amounts withheld pursuant to Section 5.4.

(d)            No holder of Correvio Shares, Options, PSUs or RSUs, shall be entitled to receive any consideration or entitlement with respect to such Correvio Shares, Options, PSUs or RSUs, other than any consideration or entitlement to which such holder is entitled to receive in accordance with Section 3.1, this Section 5.1 and the other terms of this Plan of Arrangement and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

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5.2	Loss of Certificates

In the event any certificate which immediately prior to the Effective Time represented any outstanding Correvio Shares that were acquired by Purchaser or Correvio pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former holder of such Correvio Shares, the Depositary will deliver to such person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a cheque (or other form of immediately available funds) representing the cash which such holder is entitled in accordance with Section 3.1 less any amounts withheld pursuant to Section 5.4 in accordance with such holder’s Correvio Share Letter of Transmittal. When authorizing such payment in relation to any lost, stolen or destroyed certificate, the former holder of such Correvio Shares will, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Extinction of Rights

If any Former Correvio Shareholder fails to deliver to the Depositary the certificates, documents or instruments required to be delivered to the Depositary under Section 5.1 or Section 5.2 in order for such Former Correvio Shareholder to receive the Consideration which such former holder is entitled to receive pursuant to Section 3.1, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date (i) such former holder will be deemed to have donated and forfeited to Purchaser or its successors, any Consideration held by the Depositary in trust for such former holder to which such former holder is entitled and (ii) any certificate representing Correvio Shares formerly held by such former holder will cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Correvio and will be cancelled. Neither Correvio nor Purchaser, or any of their respective successors, will be liable to any person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to Correvio or Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

5.4	Withholding Rights

The Parties, the Depositary and any Person making any payment on their behalf shall be entitled to deduct and withhold from any consideration or amount payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty, any Correvio Shareholder, any holder of In-The-Money Options, any holder of RSUs, any holder of PSUs and any Dissenting Shareholder) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Law in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

5.5	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Correvio Shares, Options, RSUs and PSUs issued prior to the Effective Time, (b) the rights and obligations of the Shareholders, Optionholders, Warrantholders, holders of RSUs, holders of PSUs, Correvio, Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Correvio Shares, Options, RSUs and PSUs shall be deemed to have been settled, compromised, released and determined without Liability of Correvio or Purchaser except as set forth in this Plan of Arrangement.

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ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)            The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Correvio Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)            Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Correvio Meeting (provided that Purchaser and Correvio shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Correvio Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)             Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Correvio Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(d)            Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Correvio Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and are hereby deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Correvio and Purchaser will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule B
CORREVIO ARRANGEMENT RESOLUTION

The text of the Correvio Arrangement Resolution which the shareholders and holders of Options, RSUs and PSUs will be asked to pass at the Correvio Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Mercury Pharma Group Limited (“Purchaser”) and Correvio Pharma Corp. (“Correvio”) and shareholders, restricted share unit holders, phantom share unit holders and option holders of Correvio, all as more particularly described and set forth in the management information circular (the “Circular”) of Correvio dated [●], 2020 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(2)	the arrangement agreement in respect of the Arrangement as it may be amended or modified from time to time (the “Arrangement Agreement”) between Purchaser, ADVANZ PHARMA Corp. Limited and Correvio dated March 15, 2020 and all the transactions contemplated therein, the actions of the directors of Correvio in approving the Arrangement and the actions of the directors and officers of Correvio in negotiating, executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;
(3)	the plan of arrangement (the “Plan of Arrangement”) of Correvio implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;
(4)	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders and holders of Options, RSUs and PSUs of Correvio or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of Correvio are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Correvio to amend or modify the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement;
(5)	any director or officer of Correvio is hereby authorized and directed for and on behalf of Correvio to execute, whether under corporate seal of Correvio or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and such other documents;
(6)	Correvio be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;
(7)	Correvio be and is hereby authorized to apply for the delisting of its common shares from the Toronto Stock Exchange and the Nasdaq Stock Market (the “Delisting”) in connection with the transactions contemplated in the Arrangement Agreement; and
(8)	any one director or officer of Correvio is hereby authorized, for and on behalf and in the name of Correvio, to execute and deliver, whether under corporate seal of Correvio or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, completion of the Plan of Arrangement, and the Delisting, including:

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a.	all actions required to be taken by or on behalf of Correvio, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and
b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Correvio;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule C
REPRESENTATIONS AND WARRANTIES OF CORREVIO

Correvio hereby represents and warrants to Purchaser as follows, and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Operation of Correvio and its subsidiaries.
(i)	Correvio is duly incorporated and is validly existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and
(ii)	Schedule C(a) of the Correvio Disclosure Letter sets forth the name and jurisdiction of incorporation and the directors and officers of Correvio and each of its subsidiaries. Each such subsidiary is duly formed and in good standing (or equivalent) under the laws of such jurisdiction opposite the name of such subsidiary as set out at Schedule C(a). There are no shareholders’ agreements governing the affairs of Correvio or any of its subsidiaries or the relationship, rights and duties of its shareholders or equityholders, nor are there any voting trusts, registration rights, pre-emptive or tag along rights or rights of first refusal, voting agreements (other than the Correvio Voting Agreements), pooling arrangements or other similar agreements with respect to the ownership, dividend, transfer or voting rights of any shares or equity interests of Correvio or any of its subsidiaries. Neither Correvio nor any of its subsidiaries is in material violation of its constating documents.
(b)	Power and Authority. Correvio has the requisite corporate power and authority to enter into, deliver and perform its obligations under this Agreement. The execution and delivery of this Agreement and performance by Correvio of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated hereby have been duly authorized by all necessary corporate action of Correvio and no other corporate proceedings on the part of Correvio are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than the approval by the Correvio Board of the Correvio Circular and the approval by the Correvio Shareholders in the manner required by the Interim Order, applicable Law and approval of the Arrangement by the Court.
(c)	Execution and Binding Obligation. This Agreement has been duly and validly executed and delivered by Correvio and, assuming due authorization, execution and delivery by Purchaser, constitutes a legal, valid and binding obligation of Correvio, enforceable against Correvio in accordance with its terms, subject however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
(d)	No Conflict. The execution, delivery and performance of this Agreement, the performance by Correvio of its obligations hereunder and the consummation of the Arrangement and the other transactions provided for in this Agreement or the Plan of Arrangement do not constitute or result in, directly or indirectly, with or without notice or the passage of time, (i) a violation or breach of, or conflict with, or allow any Person to exercise any rights under, or require the consent, notice or other action by any Person under, applicable Law, any of the terms or provisions of the constating documents of Correvio or any of its subsidiaries, any order or judgment relating to Correvio or any of its subsidiaries, any Contract to which Correvio or any of its subsidiaries is a party, any Permit or Authorization issued to Correvio or any of its subsidiaries; or (ii) create any Encumbrance upon any of the properties or assets of Correvio or any of its subsidiaries.

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(e)	Capitalization. Schedule C(e) of the Correvio Disclosure Letter sets forth the authorized, issued and outstanding share capital of Correvio and each of its subsidiaries. The constating documents of Correvio and the terms and conditions attached to each class of shares of Correvio, copies of which have previously been made available to the Purchaser, are true, correct and complete copies of such documents as currently in effect. All of the issued and outstanding shares of capital stock of, or other equity or voting interests in, each of Correvio and each of its subsidiaries has been duly authorized and validly issued and, is fully paid and non-assessable, were not issued in violation of any preemptive rights, purchase options, call options, rights of first refusal, first offer, co-sale or participation or subscription rights or other similar rights. All of the issued and outstanding shares of capital stock of, or other equity or voting interests in each Correvio subsidiary is owned, directly or indirectly, by Correvio and is free and clear of all Encumbrances (except for Permitted Encumbrances), except for restrictions imposed by applicable Laws or under CRG Loan. There are no outstanding bonds, debentures, notes or other indebtedness the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of Correvio or any of its subsidiaries on any matter. Neither Correvio nor any of its subsidiaries is prohibited, restricted or impeded, directly or indirectly, from declaring or paying any dividends, from making any other distribution on their capital stock or other securities, from paying any interest or repaying any loans, advances or other indebtedness of Correvio or any of its subsidiaries, except in accordance with any Permitted Encumbrances, applicable law or as set out in Schedule C(e) of the Correvio Disclosure Letter. Correvio does not have any shareholder rights plan, “poison pill” or similar agreement or arrangement.
(f)	Absence of Other Interests. The Company has no subsidiaries other than its subsidiaries set out in Schedule C(a) of the Correvio Disclosure Letter, and except as set out in Schedule C(f), neither Correvio nor any of its subsidiaries have a direct or indirect equity interest in any other Person (nor an interest convertible into such an interest or a right, obligation or commitment to acquire such an interest) nor has Correvio or a subsidiary entered into any agreement to acquire or lease any other material businesses, assets or investments other than in the ordinary course of Business.
(g)	Absence of Options. Other than set out at Schedule C(g) of the Correvio Disclosure Letter, no Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:
(i)	to require Correvio or any of its subsidiaries to (A) issue any further shares in its capital, voting interests, or any other security convertible or exchangeable into shares, voting interests or other securities in its capital, or (B) pay any amount determined by reference to the value or market price of any of its shares;
(ii)	for the allotment of any unissued shares or other securities in the capital of Correvio or any of its subsidiaries;
(iii)	to require Correvio or any of its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares or other securities in the capital of Correvio or its subsidiaries or any of their voting interests, as applicable;
(iv)	to acquire the shares or other securities or voting interests of Correvio or any of its subsidiaries; or
(v)	relating to the voting, dividend, ownership or transfer rights of any capital stock or voting interests of Correvio or any of its subsidiaries.
(h)	Qualification to do Business. Each of Correvio and each of its subsidiaries is duly registered, licensed or otherwise qualified to do business under the laws of the jurisdictions specified in Schedule C(h) of the Correvio Disclosure Letter, being the only jurisdictions in which the location of the properties and assets owned, licenced or leased or operated by Correvio or the nature of the Business requires registration, licensing or other qualification. Each of Correvio and each of its subsidiaries have all necessary corporate power, authority, and capacity to carry on the Business and to own, license or lease and operate its property and assets as now carried on and owned, licensed or leased and operated. Each such registration, license or other qualification is valid, subsisting and in good standing and neither Correvio nor any subsidiary has received a notice of non-compliance, revocation, termination or suspension in respect of any such registration, license or other qualification.

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(i)	Corporate Records. The corporate minute books, central securities register, register of transfers and register of directors and officers of Correvio and each of its subsidiaries have been maintained in accordance with applicable Law, are complete and accurate in all material respects, and true and complete copies of the foregoing have been made available to Purchaser.
(j)	Solvency & Bankruptcy. Neither Correvio nor any of its subsidiaries: (i) is insolvent or bankrupt under or pursuant to any corporate, insolvency, winding-up, restructuring, reorganization, administration or other Laws applicable to it; (ii) has commenced, approved, authorized or taken any action in furtherance of proceedings in respect of it under any applicable bankruptcy, insolvency, restructuring, reorganization, administration, winding up, liquidation, dissolution, or similar Law; (iii) has proposed a compromise or arrangement with its creditors generally or is or has been subject to any actions taken, orders received or proceedings commenced by creditors or other persons for or in respect of the bankruptcy, receivership, insolvency, restructuring, reorganization, administration, winding-up, liquidation or dissolution of it, or any of its property or assets; (iv) had any encumbrancer take possession of any of its property, or (v) had any execution or distress become enforceable or become levied upon any of its property. Correvio is not unable to pay its liabilities as they become due and the realizable value of the assets of Correvio are not less than the aggregate of its liabilities and stated capital of all classes.
(k)	Financial Statements & Controls.

(i) Except as set out in Section C(k) of the Correvio Disclosure Letter, the Correvio Financial Statements and Correvio Draft Financial Statements have been prepared in accordance with U.S. GAAP consistently applied throughout the periods related thereto, subject, (i) in the case of the Correvio Interim Financial Statements, to usual year-end adjustments and the exclusion of footnotes consistent with past practice of Correvio which, in any case, would not be material; and (ii) in the case of the Correvio Draft Financial Statements, to completion of an audit and other procedures for finalizing financial statements in the ordinary course consistent with past practice. The balance sheets contained in the Correvio Financial Statements and in the Correvio Draft Financial Statements fairly present the financial position of Correvio and its subsidiaries as of their respective dates and the statements of earnings and retained earnings contained in the Correvio Financial Statements and in the Correvio Draft Financial Statements fairly present the revenues, earnings and results of operations for the periods indicated. The Correvio Financial Statements and the Correvio Draft Financial Statements are accurate and complete in all material respects, consistent with Correvio and its subsidiaries’ financial records, and represent the financial position and results of operations of Correvio and its subsidiaries as of the date thereof, or for the period related thereto, as applicable. Neither Correvio nor any of its subsidiaries is a party to, or has any commitment to become a party to, any off balance sheet arrangement, including any “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC). During the past five (5) years, there has been no material change in the Correvio’s accounting methods or principles that would be required to be disclosed in its financial statements in accordance with U.S. GAAP, except as described in the notes thereto.

(ii)           Correvio has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined under applicable Securities Laws) as required by Securities Laws which are designed to ensure that material information relating to Correvio and its subsidiaries required to be included in Correvio Disclosure Documents filed with the Securities Authorities is made known to Correvio’s principal executive officer and its principal financial officer, and such disclosure controls and procedures are effective in timely alerting Correvio’s principal executive officer and its principal financial officer to all material information required to be disclosed by Correvio in the Correvio Disclosure Documents that it files or submits to the Securities Authorities under the Securities Laws and that such information is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities Authorities. Such internal controls provide reasonable assurance regarding the reliability of Correvio’s financial reporting and the preparation of Correvio’s financial statements for external purposes in accordance with GAAP. Neither Correvio nor, to the knowledge of Correvio, its independent registered public accounting firm, has identified or been made aware of (i) any “significant deficiencies” or “material weaknesses” (as defined under applicable Securities Laws) in the design or operation of Correvio’s internal controls over financial reporting which would reasonably be expected to adversely affect Correvio’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Correvio’s internal control over financial reporting. During the past five years, no director or officer of Correvio or any of its subsidiaries or, to the knowledge of Correvio, non-officer employee, external auditor, external accountant or similar authorized representative of Correvio or any of its subsidiaries, has received or otherwise been made aware of any material complaint, allegation or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Correvio or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation or claim that Correvio or any of its subsidiaries has engaged in questionable accounting or auditing practices, and no officer, director, manager, member or employee of Correvio or any of its subsidiaries has refused to execute any certificate of any kind whatsoever required by Law or requested by any accounting, banking, financial or legal firm or Person with respect to the subject matter of the Correvio Financial Statements which has not been subsequently remediated.

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(l)	Receivables. All Receivables are recorded in the financial records of Correvio or its subsidiaries, as the case may be, and the Receivables are valid obligations, net of any reserves shown on the Correvio Interim Financial Statements, which arose from bona fide collectible obligations arising from transactions entered into by Correvio or any of its subsidiaries in the ordinary course of business and, subject to any such reserves, are collectible in full within one hundred and twenty (120) days of the date of the invoices with respect to such accounts receivable and are not subject to any set-off or counterclaim.
(m)	Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the Correvio Financial Statements or incurred subsequent to the Latest Balance Sheet Date in the ordinary and usual course of business or otherwise set out in Schedule C(m) of the Correvio Disclosure Letter, neither Correvio nor any of its subsidiaries have any outstanding indebtedness or any liabilities or obligations of any nature (whether known or unknown, liquidated or unliquidated, due or to become due and whether accrued, absolute, contingent or otherwise), and any liabilities or obligations incurred in the ordinary and usual course of business since the Latest Balance Sheet Date have not, individually or in the aggregate, had a Material Adverse Effect. To the knowledge of Correvio, there are no circumstances that exist that could cause Correvio to incur any liability in favour of Cipher Pharmaceuticals Inc. pursuant to Correvio’s indemnity obligations under the arrangement agreement between Correvio, Cipher Pharmaceuticals Inc. and Cardiome Pharma Corp. dated March 19, 2018.
(n)	Banking Information. Schedule C(n) of the Correvio Disclosure Letter sets forth the name and location (including municipal address) of each bank, trust corporation or other institution in which Correvio or its subsidiaries have an account, money on deposit or a safety deposit box and the name of each Person authorized to draw thereon or to have access thereto and the name of any Persons holding a power of attorney from Correvio or its subsidiaries and a summary of the terms thereof.

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(o)	No Material Adverse Effect. Since the Latest Balance Sheet Date there has not been:
(i)	any Material Adverse Effect or any change, event, development, effect, condition, occurrence or state of circumstances (or combination of the foregoing) which, individually or in the aggregate, would constitute a Material Adverse Effect; or
(ii)	any damage, destruction or loss, labour trouble or other event, development or condition, of any character (whether or not covered by insurance) which is not generally known or which has not been disclosed to Purchaser, which has or could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.
(p)	Absence of Certain Changes or Events. Except as set out in Schedule C(p) of the Correvio Disclosure Letter, since the Latest Balance Sheet Date, Correvio and its subsidiaries have carried on the Business in the ordinary course and, in particular, neither Correvio nor any of its subsidiaries have:
(i)	amended or authorized the amendment of its constating documents or filed in connection with the creation, formation, or organization of Correvio or its subsidiaries, as the case may be;
(ii)	directly or indirectly, declared, set aside for payment or paid any dividend or made any other payment or distribution on or in respect of any of its shares or other securities;
(iii)	redeemed, purchased, retired or otherwise acquired, directly or indirectly, any of its shares or other securities;
(iv)	issued or sold any shares or other securities or issued, sold or granted any option, warrant or right to purchase any of its shares or other securities or issued any security convertible into its shares, granted any registration rights, or otherwise made any change to its authorized or issued share capital (including by way of a recapitalization, reclassification or equity split);
(v)	disposed of, assigned, exclusively licensed or revalued any of the assets reflected on the balance sheet forming part of the Correvio Interim Financial Statements, except sales of Inventories in the ordinary course of business;
(vi)	changed any accounting principles, policies, practices or methods;
(vii)	incurred or assumed any liabilities or obligations (direct or contingent), except unsecured current liabilities incurred in the ordinary course of business;
(viii)	granted a security interest in or otherwise created an Encumbrance (other than Permitted Encumbrances) on any of its property or assets except in the ordinary course of business;
(ix)	entered into any contract or any other transaction that was not in the ordinary and usual course of business;
(x)	terminated, not renewed, cancelled, modified or amended in any material respect or received notice or a request for termination, non-renewal, cancellation, modification or amendment of any Correvio Material Contract to which it is a party or taken or failed to take any action that would entitle any party to a Correvio Material Contract or any of its subsidiaries to terminate, not renew, modify, cancel or amend it;
(xi)	cancelled or waived any debt, Claim or other right with a value to Correvio in excess of $50,000;

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(xii)	purchased or otherwise acquired any interest in any securities of any other Person;
(xiii)	made any capital expenditure or authorized any capital expenditure or made any commitment for the purchase, construction or improvement of any capital assets except in the ordinary course of business;
(xiv)	entered into any acquisition or agreement to acquire by merging or consolidating with, or by purchasing the equity securities or all or substantially all of the assets of, any business or Person or division thereof;
(xv)	suffered any material damage, destruction or other casualty loss with respect to material property or assets owned by it that is not covered by insurance;
(xvi)	forgiven or cancelled any indebtedness or claims held by Correvio or any of its subsidiaries;
(xvii)	paid, discharged, settled or otherwise satisfied any proceeding involving Correvio or any of its subsidiaries or any of their assets or properties;
(xviii)	taken any action which, if taken after the date of this Agreement and prior to consummation of the Arrangement, would be prohibited by Section 5.3; or
(xix)	authorized or agreed or otherwise become committed to do any of the foregoing.
(q)	Title to and Sufficiency of Assets. Each of Correvio and each of its subsidiaries have, and immediately following the closing of the Arrangement will have, good, valid and marketable ownership, leasehold, licenced or other rights, as applicable, to the property and assets utilized in the Business, free and clear of any and all Encumbrances (other than Permitted Encumbrances), and the property and assets held by Correvio and its subsidiaries will, as at the Effective Time, be sufficient to permit the continued operation of the Business in substantially the same manner as conducted as of the date hereof and during the year ended on the date of the Correvio Financial Statements and during the nine month period ended on the date of the Correvio Interim Financial Statements. There is no agreement, option or other right or privilege outstanding in favour of any Person for the purchase from Correvio or any of its subsidiaries of the Business or of any of its property or assets other than the purchase of Inventories in the ordinary course of business.
(r)	Real Property.
(i)	Schedule C(r)(i) of the Correvio Disclosure Letter contains a complete and accurate description of all real property in respect of which Correvio or its subsidiaries holds an interest, whether freehold, leasehold or otherwise (collectively, the “Real Property”) free and clear of Encumbrances, other than Permitted Encumbrances.
(ii)	Neither Correvio nor its subsidiaries hold legal or beneficial title to the Real Property.
(iii)	The buildings and improvements located on the Real Property, including building systems, have been maintained in a good and workmanlike manner, in accordance with the lawful requirements of all applicable statutory or governmental authorities and are not subject to any outstanding work order or notice of defect or noncompliance from any statutory or Governmental Entity.
(iv)	The use of the Real Property by Correvio or any of its subsidiaries does not violate any zoning or other bylaw, Law, ordinance, or regulation applicable to it and neither Correvio nor any of its subsidiaries have received any notice of any impending or intended rezoning of the Real Property.

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(v)	To the best of Correvio’s knowledge, there is no intention of any statutory or Governmental Entity to expropriate all or any part of the Real Property.
(vi)	Neither Correvio nor any of its subsidiaries is a party to or bound by any leases other than those listed in Schedule C(r)(vi) of the Correvio Disclosure Letter and:
(A)	such leases are good, valid, subsisting, and enforceable against all parties to them, are in good standing, and have not been modified, extended, renewed or assigned;
(B)	all parties to such leases have observed and performed all of their respective covenants set out in the leases, including, without limitation, payment of rent by Correvio or its subsidiaries, and there is no default under any term, condition or covenant required to be performed by any party to such leases or set-offs, defences or counterclaims against the enforcement of the obligations to be performed by the parties under the leases; and
(C)	Correvio or its subsidiaries have taken possession of the premises demised by the leases and is paying regular instalments of monthly rent in accordance with the terms of the leases.
(s)	Personal Property. Schedule C(s) of the Correvio Disclosure Letter lists each item of personal property owned by Correvio and each of its subsidiaries which had a net book value in Correvio’s or its subsidiaries’ financial records, at the date of the Correvio Financial Statements, of more than $50,000 or is otherwise material to the Business and identifies all leases of personal property which cannot be terminated by Correvio or its subsidiaries without liability at any time upon less than six months’ notice or which involve payment by Correvio or its subsidiaries in the future of more than $100,000. No personal property owned by Correvio or its subsidiaries is in the possession of a third party and Correvio and its subsidiaries have no assets on consignment except as disclosed in Schedule C(s) of the Correvio Disclosure Letter. Each item of personal property is in good operating condition and repair, ordinary wear and tear excepted, and is suitable and adequate for the purpose for which it is being used. All of Correvio’s and its subsidiaries’ personal property, including their computer systems and related software and other assets, is used, operated, maintained and functions in accordance with all applicable Law and their functional specifications. Correvio and its subsidiaries have appropriate information security measures in place, consistent with current industry standards and practices, to protect the confidentiality, integrity and availability of Correvio’s and its subsidiaries’ information and data, back-up systems and disaster recovery and business continuity plans in place, consistent with current industry standards and practices. The Company’s and its subsidiaries’ computer systems and related software adequately meet the data processing and other computing needs of the Business as presently conducted and have not materially malfunctioned within the past three years. To the best knowledge of Correvio, having made due and proper inquiry of its IT personnel and, where appropriate, its IT service providers, no Person has gained unauthorized access to the computer systems and related software owned, used or held for use by any member of the Correvio Group, or any of the data, whether Personal Information or otherwise, that is stored on such computer systems and software. For clarity, references to computer systems and software as contained in this Agreement, include cloud based and outsourced information technology solutions used by any member for the Correvio Group.
(t)	Material Contracts. Schedule C(t) of the Correvio Disclosure Letter lists each of the following Contracts of Correvio or any subsidiary of Correvio (including Contracts by which Correvio or any of its subsidiaries is bound but excluding any Employee Plans) (together with all leases listed in Schedule C(r)(vi) of the Correvio Disclosure Letter, the “Correvio Material Contracts”):
(i)	each of the Contracts of Correvio or any subsidiary involving aggregate consideration to a counterparty in excess of $100,000 or requiring performance by any Correvio more than one year from the date hereof, which, in each case, cannot be cancelled by Correvio or its subsidiaries without penalty or without more than six months’ notice;

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(ii)	each of the Contracts of Correvio or any subsidiary involving aggregate consideration to Correvio or any subsidiary in excess of $100,000 or requiring performance by any the counterparty thereto more than one year from the date hereof, which in each case, cannot be cancelled by Correvio or its subsidiaries without penalty or without more than six months notice;
(iii)	all Contracts that relate to the sale or issuance (as applicable) of any of the assets, equity interests or voting interests of Correvio or its subsidiaries, other than in the ordinary course of the Business, for consideration in excess of $100,000 with respect to the sale of assets;
(v)	all Contracts that relate to the acquisition of any business, a material amount of shares or assets of any other Person or any real property (whether by amalgamation, sale or issue of shares, sale of assets or otherwise), in each case involving amounts in excess of $100,000;
(vi)	except for Contracts relating to trade receivables, all Contracts relating to indebtedness (including guarantees) of Correvio or its subsidiaries or to mortgaging, pledging or otherwise placing any Encumbrance (other than a Permitted Encumbrance) on the properties and assets of Correvio or its subsidiaries, in each case having an outstanding principal amount in excess of $100,000;
(vii)	all Contracts that relate to non-competition, non-solicitation, exclusivity in any business line, geographic area or otherwise, or otherwise limiting the freedom of any Person (including Correvio or its subsidiaries) to engage in any line of business, compete with any other Person, solicit any Persons for any purpose, operate its assets at maximum production capacity or otherwise conduct its business or that contains a most favoured nations or similar clause in favour of the counterparty thereto;
(viii)	all Contracts evidencing any Indebtedness of Correvio or any of its subsidiaries or pursuant to which Correvio has guaranteed (directly or indirectly, contingent of otherwise) the Indebtedness or payment or performance of obligations of any Person.
(x)	all Contracts that are or would be filed as a “material contract” with the Securities Authorities pursuant to Securities Law;
(xi)	all Contracts that require notice to, or consent of, a counterparty thereto in connection with the execution, delivery and performance of this Agreement, the performance by Correvio of its obligations hereunder or the consummation of the Arrangement or the other transactions provided for in this Agreement or the Plan of Arrangement or that other require Correvio to take any action in connection therewith;
(xii)	all Contracts, other than employment agreements, in connection with the execution, delivery and performance of this Agreement, the performance by Correvio of its obligations hereunder or the consummation of the Arrangement or the other transactions provided for in this Agreement or the Plan of Arrangement, pursuant to which a counterparty would or could have rights of, or that contain provisions triggering, termination, non-renewal, amendment, modification, award, payment or damages, directly or indirectly, whether or not with notice or lapse of time or both; and
(xiv)	all Outbound Licenses and Inbound Licenses giving material rights to Business IP; and
(xv)	all agreements in writing to enter into any of the foregoing.

All of the Correvio Material Contracts are in written form and in full force and effect, unamended and Correvio or its subsidiaries, as applicable, is entitled to the full benefit and advantage of each such Correvio Material Contract in accordance with its terms. Each Correvio Material Contract is valid and binding on Correvio or a subsidiary to the extent such person is a party thereto, as applicable, and to the knowledge of Correvio, the other party thereto. Correvio or its subsidiaries, as applicable, and to the knowledge of Correvio, each other party thereto, is (with or without notice, lapse of time, or both) not in, or has not received notice of, breach of or default under, any Correvio Material Contract. Without limiting the foregoing, no conflicting territorial rights have been granted in any agreement to which Correvio or its subsidiaries is a party that grants exclusive rights to any third party. No counterparty to a Correvio Material Contract has provided notice to Correvio or a subsidiary that it intends to change its relationship in a manner that is materially adverse to the applicable member of the Correvio Group, whether by amending, terminating, not renewing the applicable Correvio Material Contract. To the knowledge of Correvio, and except with respect to the transactions contemplated by this Agreement, no event has occurred which, with notice or lapse of time or both, would cause a default under any Correvio Material Contract or provide a right of termination, non-renewal, amendment, payment or indemnity under such Material Contract. Other than as set out at Schedule C(cc), no consent or authorization of, or notice to, a counterparty to a Correvio Material Contract is required to permit the entering into of this Agreement, the Arrangement or the other transactions contemplated herein.

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(u)	Employees. Schedule C(u) of the Correvio Disclosure Letter contains a complete and accurate list of the names of all: (i) individuals who are full-time, part-time or casual employees of Correvio or any of its subsidiaries (in this subsection (u), “employees”); and (ii) other Persons who are receiving remuneration for ordinary course work or services provided to Correvio or any of its subsidiaries (in this subsection (u), “consultants”), specifying the length of service, title, location of employment, compensation and benefits for each such employee or consultant, as applicable, and the terms upon which each consultant is engaged. Except as set forth on Schedule C(u) of the Correvio Disclosure Letter, neither Correvio nor any of its subsidiaries is a party to any contract, agreement or other commitment, whether oral or written, with any employee or consultant. Except as set out in Schedule C(u) of the Correvio Disclosure Letter, neither Correvio nor any of its subsidiaries have an obligation to provide notice of termination or to make any severance or termination payment to any employee in excess of any amount payable under applicable Law. Neither Correvio nor any of its subsidiaries have paid or will be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person except as set out in Schedule C(u) and Schedule C(v) of the Correvio Disclosure Letter, as a result of the transactions contemplated by this Agreement and the Plan of Arrangement or otherwise. The Correvio Group is in compliance with all applicable Law respecting employment and labour, including without limitation those relating to employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, accessibility, human rights, labour relations, employee privacy and workers’ compensation. Neither Correvio nor its subsidiaries have engaged in any unfair labour practice nor are they aware of any pending or threatened complaint regarding any alleged unfair labour practice. The Correvio Group has not experienced any strike, labour dispute, material grievance, work slow-down or stoppage pending or threatened nor has there been any strike, labour dispute, work slow-down, material grievance or stoppage with respect to the Correvio Group in the last three (3) years from the date hereof. All overtime payments owed to any employee of any of Correvio or a subsidiary have been accounted for, and are reflected in, the Correvio Financial Statements.

(v)       Employee Plans.

(a) Schedule C(v) of the Correvio Disclosure Letter identifies each material Employee Plan. A true, up-to-date and complete copy of each material Employee Plan (including, where oral, written summaries of the terms thereof, and any trust agreement, statement of investment policies and procedures, insurance contract, employee brochure or the like and all amendments thereto, prepared in connection with such Employee Plan) has been provided or made available to Purchaser, together with all related documentation including annuity contracts, trust or other funding agreements, participation agreements, insurance policies and contracts, actuarial reports, annual information returns, investment management agreements, copies of all material correspondence with Governmental Entities and plan summaries, employee booklets, brochures and personnel manuals. Each Employee Plan has been registered, administered and maintained in compliance with its terms and in compliance with applicable Law. All obligations regarding the Employee Plans have been satisfied and there are no outstanding defaults or violations by any party thereto and no Taxes, penalties or fees are owing or eligible under any of the Employee Plans.

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(b) Each Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the US Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the US Internal Revenue Service, and to the knowledge of Correvio, there are no existing circumstances that could reasonably be expected to affect adversely the qualified status of any such Employee Plan.

(c) There are no pending, or to the knowledge of Correvio, threatened claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Correvio Group, taken as a whole, and no audit or other proceeding by a Governmental Entity, which could reasonably be expected to result in any material liability to the Correvio Group, taken as a whole, is pending, or to the knowledge of Correvio, threatened with respect to any Employee Plan

(d) No Employee Plan is or has within the last six (6) years been covered by Title IV of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or subject to Section 412 of the Code or Section 302 of ERISA, and neither Correvio, any of its Subsidiaries nor any ERISA Affiliate has any liability in respect of Title IV of ERISA, nor has any of them within the last six (6) years maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any multiemployer plan (within the meaning of Section 3(37) of ERISA). “ERISA Affiliate” means any employer (whether or not incorporated) that would be treated together with Correvio or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

(e) Except as required by applicable Law, no Employee Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Correvio Group has any obligation to provide such benefits.

(f) Except as set forth on Schedule C(v)(f) and Schedule C(u) of the Correvio Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any employee, director, officer or independent contractor of the Correvio Group to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (iii) directly or indirectly cause the Correvio Group to transfer or set aside any assets to fund any material benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Employee Plan on or following the consummation of the transactions contemplated by this Agreement, except as required by applicable Law, (vi) require a “gross-up,” indemnification for, or payment to any individual for any taxes imposed under Section 409A or Section 4999 of the Code or any other tax, or (vii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(w)	Absence of Collective Agreements. Neither Correvio nor any of its subsidiaries have entered into or are bound by, or are required to negotiate, either directly or by operation of applicable Law, any collective agreement, labour contract, letter of understanding, letter of intent, voluntary recognition agreement or legally binding commitment or written communication with any labour union, trade union, works council, or employee association or other employee group. Neither Correvio nor any of its subsidiaries has made any commitments to or conducted or engaged in, any negotiations with any labour union or employee association with respect to any future collective agreements. There are no activities or proceedings of any labour union or other labour organization to organize any employees of the Correvio Group and no demand for recognition or certification as the exclusive bargaining representative of any employees has been made by or on behalf of any labour union or other labour organization. No employees of the Correvio Group are represented by any labour union or other labour organization other than as set out in Schedule C(w) of the Correvio Disclosure Letter.

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(x)	Absence of Conflicting Agreements. Neither Correvio nor any of its subsidiaries is party to, bound by or subject to any indenture, mortgage, lease, agreement, license, permit, authorization, certification, instrument, statute, regulation, order, judgment, decree or law that would be violated or breached by, or under which default would occur or which could be terminated, cancelled or accelerated, in whole or in part, or that would require consent or notice, as a result of the execution, delivery and performance of this Agreement or the consummation of any of the transactions provided for in this Agreement and the Plan of Arrangement (except as would not, individually or in the aggregate, have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or as set out in the Key Regulatory Approvals and Key Third Party Consents).
(y)	Absence of Guarantees. Other than as set forth in Schedule C(y) of the Correvio Disclosure Letter, neither Correvio nor its subsidiaries are a party to or bound by any Material Contract providing for guarantees, indemnities, assumptions, endorsements or contingent or indirect obligations with respect to the liabilities or obligations of any other Person (including any obligation to service the debt of or otherwise acquire an obligation of another Person or to supply funds to, or otherwise maintain any working capital or other balance sheet condition of any other Person).
(z)	Litigation.

(i)           Other than as set forth in Schedule C(z) of the Correvio Disclosure Letter, there is no Proceeding, including appeals and applications for review, in progress or pending, or, to the best of the Correvio’s knowledge, threatened, against or relating to Correvio or any of its subsidiaries, or any of their respective officers, directors, managers or employees in their capacity as such, or any of their respective assets or title thereto or the Business, nor is there any factual or legal basis on which any such Proceeding might be commenced with any reasonable likelihood of success, and there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against Correvio or any of its subsidiaries or affecting the Business or any of their respective property or assets.

(ii) There are no, and there have not been during the last five (5) calendar years or the period from January 1, 2020 to the date of this Agreement, material internal investigations or inquiries being conducted by Correvio, any of its subsidiaries or any third party at the request of Correvio or any of its subsidiaries or any of their respective officers, directors, managers or employees concerning, and Correvio has not been informed by any Person of facts, inquiries or allegations concerning (whether under a whistleblower policy or otherwise), any conflict of interest, illegal activity, fraudulent or deceptive conduct or failure to comply with applicable Law that have not been concluded.

(aa)	Insurance. Schedule C(aa) of the Correvio Disclosure Letter sets forth a list, as of the date hereof, of all insurance policies maintained by Correvio and its subsidiaries, protecting the assets of Correvio, its subsidiaries or the Business, or with respect to which Correvio or any of its subsidiaries is a named insured or otherwise the beneficiary of coverage, and the coverage amounts under such insurance policies. Such insurance policies are valid and in full force and effect on the date of this Agreement and all premiums due on such insurance policies have been paid. There are no Claims pending under such policies. Other than in connection with ordinary course renewals, neither Correvio nor any of its subsidiaries has received any written notice of termination, cancellation, non-renewal or material premium increase with respect to any such policy, refusal of insurance coverage or notice that a defense will be afforded with reservation of rights under such policy, nor, to the knowledge of Correvio, are any of the foregoing threatened. Neither Correvio nor any of its subsidiaries is in breach or default, and neither Correvio nor any of its subsidiaries has taken any action or failed to take any action which, with or without notice or the lapse of time, or both, would constitute such a breach or default under, or permit termination or modification of, any of such policies. Correvio has no reason to believe that it or its subsidiaries will not be able to renew the existing insurance coverage as and when such coverage expires or obtain similar coverage from similar insurers as may be necessary to continue the business of Correvio and its subsidiaries at a similar cost to that of their existing coverage.

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(bb)	Regulatory Approvals and Consents. Other than the Interim Order and any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA and such filings and other actions required under applicable Securities Laws and the Key Regulatory Approvals set out in Schedule C(bb) of the Correvio Disclosure Letter, no authorization, approval, order, license, permit or consent of any Governmental Entity, and no notice, registration, declaration or filing by Correvio or any of its subsidiaries with any such Governmental Entity is required in connection with the execution and delivery or, and performance by Correvio or its subsidiaries of their obligations under, this Agreement or the consummation of the transactions contemplated in this Agreement and the Plan of Arrangement.
(cc)	Third Party Consents and Approvals. Other than the Key Third Party Consents set out in Schedule C(cc) of the Correvio Disclosure Letter, there is no requirement under any Material Contract to which Correvio or any subsidiary is a party or by which Correvio or any subsidiary is bound or has any rights to make a filing with, give any notice to, or to obtain the consent or approval of, any party to such Material Contract relating to the transactions contemplated by the Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(dd)	Permits and Licences. The Company and its subsidiaries hold all authorizations, approvals, orders, licenses, permits or consents issued by any Governmental Entity and each has made all filings with, and given all notices to, Governmental Entities, which are necessary or desirable in connection with the lawful conduct and operation of the Business and the ownership, leasing or use of the properties and assets as the same are now owned, leased, used conducted or operated, all of which are in full force and effect, and neither Correvio nor its subsidiaries are in breach of or in default under any of the terms or conditions thereof. No consent, licence, order, authorization, approval, permit, registration or declaration of, or filing with, any Governmental Entity or other Person (including without limitation any consent, approval, order or filing pursuant to any applicable bulk sales laws) is required in connection with:
(i)	the closing of the Arrangement;
(ii)	the execution and delivery by Correvio of this Agreement or any document delivered by Correvio at the closing of the Arrangement to which it is a party; or
(iii)	the observance and performance by Correvio of its obligations under this Agreement or any document delivered by Correvio at the closing of the Arrangement to which it is a party;

or to avoid the loss of any authorizations, approvals, orders, licenses, permits, consents, declarations, registrations or filings relating to Correvio or its subsidiaries, any of their properties and assets, or the Business.

(ee)	Compliance with Laws Generally; Compliance with Anti-Corruption Laws.
(i)	Correvio and each of its subsidiaries are, and have been since January 1, 2017, in compliance with all Laws and judgments, decrees, injunctions, rules or orders of any court, governmental department, commission, agency, instrumentality or arbitrator, in each case applicable to Correvio or any of its subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither Correvio nor any of its subsidiaries has, since January 1, 2017, received any written notice from any Governmental Entity alleging any violation, received any allegations whether internally or externally, conducted any internal investigation with respect to, or made any voluntary or involuntary disclosure to a Governmental Entity concerning, any actual or alleged violation of any applicable Law related to Correvio or any of its subsidiaries, nor, to the knowledge of Correvio, do they have any reasonable basis to believe such a violation may have occurred.

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(ii)	Neither Correvio, nor its subsidiaries, nor, to the knowledge of Correvio, any of their representatives or joint venture partners, in carrying out or representing the Business anywhere in the world, have violated the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or the anti-corruption, anti-bribery or anti-kickback Laws of any jurisdiction which are binding on Correvio or its subsidiaries or where the Business is carried on. No Company Group member or any of their respective Affiliates, agents, representatives, business partners or any other Persons acting on their behalf (the “Subject Parties”) has, since January 1, 2017, directly or indirectly, paid, offered or promised to pay, or authorized payment of, any monies or any other thing of value to any Governmental Entity for the purpose of unlawfully, (A) influencing any act or decision of such Governmental Entity, (B) inducing such Governmental Entity to do or omit to do any act in violation of the lawful duty of such Governmental Entity, or to use his, her or its influence with a Governmental Entity to affect or influence any act or decision of such Governmental Entity or (C) assisting in obtaining or retaining business for or with, or directing business to, any Person. As it specifically relates to its business relationship(s) with any Subject Party, since January 1, 2017, there has not been (X) any violation or potential violation by a Subject Party of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery Law, (Y) any investigation, formal or informal, for any violation or potential violation by a Subject Party of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery Law or (Z) any charges or finding by a Governmental Entity, including any court or agency, for any violation or potential violation by a Subject Party of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, or any other anti-corruption or anti-bribery Law.
(ff)	Taxes.
(i)	Each of Correvio and each of its subsidiaries have prepared and filed when due with each relevant Governmental Entity all Tax Returns required to be filed by, on behalf of or with respect to it, and its income, assets and operations, in respect of any Taxes. All such Tax Returns are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such Tax Returns is in effect. To the knowledge of Correvio, no Governmental Entity has asserted that Correvio or any of its subsidiaries is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.
(ii)	Each of Correvio and each of its subsidiaries have paid in full and when due all Taxes required to be paid by it, or with respect to its income, assets and operations, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments. All material Taxes incurred but not yet due and payable have been accrued on the books and records of Correvio and its subsidiaries, as applicable, in accordance with U.S. GAAP.

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(iii)	No assessments or reassessments of the Taxes of Correvio or any of its subsidiaries, or their income, assets or operations, are currently the subject of an objection or appeal, or audit by any Governmental Entity of any nation, state, province, municipality or locality. Neither Correvio nor any of its subsidiaries is currently or has been within the past three years the subject of an audit or other examination by any Governmental Entity of any nation, state, province, municipality or locality, and there are no outstanding issues relating to Taxes of Correvio or any of its subsidiaries, or any of their income, assets or operations, which have been raised and communicated to Correvio or any of its subsidiaries by any Governmental Entity. None of Correvio nor any of its subsidiaries have received any indication in writing from any Governmental Entity that an audit, assessment or reassessment of Correvio or any of its subsidiaries, or any of their income, assets or operations, is proposed in respect of any Taxes, regardless of its merits. Neither Correvio nor any of its subsidiaries have executed or filed with any Governmental Entity any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.
(iv)	Each of Correvio and each of its subsidiaries have withheld from each payment made to any Person, including any present or former employees, independent contractors, officers, directors, creditors, stockholders, members or other third party of Correvio or such subsidiary, as applicable, all amounts required by applicable Law to be withheld, and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Entity. Each of Correvio and each of its subsidiaries have remitted all Taxes payable or required to be withheld and remitted by it in respect of its employees to the appropriate Governmental Entity within the time required under applicable Law.
(v)	Each of Correvio and each of its subsidiaries have charged, collected and remitted on a timely basis all Taxes as required under any applicable Law on any sale, supply or delivery whatsoever, made by it, and each of Correvio and each of its subsidiaries, as applicable, is validly registered as a vendor with the relevant Governmental Entities for the collection of such Taxes. Each of Correvio and each of its subsidiaries have maintained and continue to maintain at its place of business all records and books of account required to be maintained under any applicable Law, including Laws relating to sales and use Taxes.
(vi)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between Correvio or any of its subsidiaries and any Person that is not dealing at arm’s length with Correvio or such subsidiaries, as the case may be, for income tax purposes, do not differ from those that would have been made between persons dealing at arm’s length for income tax purposes under applicable Law.
(vii)	Each of Correvio and each of its subsidiaries have made or obtained records or documents, as required under applicable Law, with respect to all material transactions between it and any Person with whom it was not dealing at arm’s length for income tax purposes.
(viii)	Neither Correvio nor any of its subsidiaries is party to or bound by any tax sharing agreement, Tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity), or any other agreement between Correvio, any of its subsidiaries or any predecessor or affiliate thereof and any other party under which Purchaser or Correvio or any of its subsidiaries or any predecessor or affiliate thereof could be liable for any material Taxes or other claims of any party, other than standard indemnity provisions contained in commercial contracts entered into the ordinary course of business that do not relate principally to Taxes.
(ix)	Neither Correvio nor any of its subsidiaries will be required to include in a taxable period (or portion thereof) ending after the Effective Time any amount of taxable income attributable to income that accrued, or that was required to be reported for financial accounting purposes, in a prior taxable period but that was not included in taxable income for that or another prior taxable period.

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(x)	Neither Correvio nor any of its subsidiaries have incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for income tax purposes) with it, the amount of which would, in the absence of any agreement in respect of unpaid amounts under applicable Law, be included in Correvio’s or such subsidiaries’ income for income tax purposes for any taxation year or fiscal period beginning after the Effective Date under applicable Law.
(xi)	Neither Correvio nor any of its subsidiaries have acquired property from a Person not dealing at arm’s length (for income tax purposes) with it in circumstances that would result in Correvio or such subsidiaries becoming liable to pay Taxes of such Person under a derivative assessment (or similar) issued under applicable Law.
(x)	Neither Correvio nor any of its subsidiaries (i) has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Laws of the United States, any non-U.S. jurisdiction or any state, province, municipality or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired, other than a group of which Correvio and its subsidiaries, or some subset thereof, are the only members.
(xi)	Neither Correvio nor any of its subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any of the following that occurred or existed on or prior to the Effective Date:

(a) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, provincial, municipal, local or non-U.S. income tax Law)

(b) an installment sale or open transaction,

(c) an intercompany item under U.S. Treasury Regulation Section 1.1502-13 or an excess loss account under U.S. Treasury Regulation Section 1.1502-19, other than intercompany items and excess loss accounts that will not be taken into income as a result of the Arrangement, or

(c) a change in the accounting method of Correvio or any of its subsidiaries pursuant to Section 481 of the Code or any similar provision of the Code or any corresponding or similar provision of state, provincial, municipal, local or non-U.S. income tax Law.

(xii)	Neither Correvio nor any of its subsidiaries has engaged in a “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b).
(xiii)	During the two-year period ending on the date of this Agreement, neither Correvio nor any of its subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(gg)	Intellectual Property.
(i)	Correvio and its subsidiaries own or have a valid license to use all Intellectual Property used or held for use in the operation of the Business (“Business IP”). Schedule C(gg)(i) of the Correvio Disclosure Letter lists (A) all Intellectual Property owned or exclusively licensed by Correvio or its subsidiaries that is material to the Business, including all registered, patented or applied for Intellectual Property owned by any member of the Correvio Group (“Owned IP”); (B) for all such Owned IP that is registered, patented, or applied for in any form (“Registered IP”), the particulars of all registrations, patents and applications for registration or patent in respect of such Registered IP, including the title, filing or application date, patent number or other registration number, registration or issuance date, and an identification of the owner of such Registered IP; and (C) all Inbound Licenses and Outbound Licenses;

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(ii)	The Registered IP is registered in, applied for with or issued by all offices of public record where such registration, application or issuance is necessary to preserve Correvio’s or its subsidiaries’ rights thereto or where such registration would reasonably be expected to have been made having regard to the Business, the jurisdiction in which it is conducted and the property and assets of Correvio or such subsidiaries. All registration, renewal and other maintenance fees in respect of the Registered IP have been paid in full and all documents, recordation, and certificates in connection with all Registered IP currently required to be filed have been filed with the relevant offices of public record for the purposes of prosecuting, maintaining, and perfecting such Registered IP and recording Correvio’s or its subsidiary’s ownership interests therein. All Registered IP is registered in the name of Correvio or its subsidiaries and is valid, subsisting, and enforceable and there has been no act or omission by Correvio or its subsidiaries that would jeopardise its validity, ownership, use, registration, subsistence or enforceability;
(iii)	Correvio, or its subsidiaries, possesses and are the sole and exclusive legal and beneficial owner or exclusive licensee of all Owned IP, free and clear from all Encumbrances. Neither the Owned IP nor the Business IP will be adversely impacted by (nor will require the payment or grant of additional amounts or consideration as a result of) the execution, delivery, or performance of this Agreement, or the consummation of the Arrangement or the other transactions contemplated hereby. There is no agreement or commitment to give or create any Encumbrance over or affecting the Business IP and no claim has been made by any person to be entitled to any such Encumbrance;
(iv)	Neither Correvio nor any of its subsidiaries is bound by any Contracts, licenses, leases and instruments or other obligation that limits or impairs their ability to use, sell, transfer, assign or convey, or that otherwise affects, any of the Owned IP;
(v)	The conduct or operation of the Business (including any of the products produced by the Business) does not infringe upon, misappropriate, or otherwise violate the the Intellectual Property rights of any Person;
(vi)	Neither Correvio nor any of its subsidiaries has (A) received notice of any legal proceedings, claims or complaints instituted against it in relation to any Business IP including any (i) alleging infringement, misappropriation, or other violations of any third party Intellectual Property, or (ii) challenging the validity, enforceability, ownership, use, patentability or registrability of any Business IP; and (B) sent any written notice to any third party alleging any infringement, misappropriation, or other violation of any Business Intellectual Property;
(vii)	To the best of the Correvio’s knowledge, no Person is currently infringing any of the Intellectual Property owned by, licensed to or used by Correvio or any of its subsidiaries that is material to the Business;
(vii)	The employees and all consultants and independent contractors retained by Correvio or its subsidiaries have agreed to maintain the confidentiality of confidential Intellectual Property. Correvio, and its subsidiaries, have at all times used all commercially reasonable efforts to protect their Trade Secrets and confidential information in their possession and have not disclosed any Trade Secrets or confidential information to any person (including all current or former employees, consultants and contractors) except under executed, valid and enforceable written terms which provide full protection for Correvio’s commercial interests;

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(ix)	All royalties and other payments due under any Inbound License or Outbound License have been paid and no notice of a breach or default has been sent or received by Correvio or any of its subsidiary under any such license nor is there any matter which would cause such a breach or default, or is liable to be terminated or otherwise adversely affected by the execution, delivery, or performance of this Agreement, or the consummation of the Arrangement or the other transactions contemplated hereby; and
(x)	No employee or former employee of Correvio or its subsidiaries has any right to payment with respect to the use of, or any interest in any Business IP. With the exception of Business IP that is the subject of the Inbound Licenses, (i) the Business IP has been developed by employees of Correvio or its subsidiaries in the course of their employment; or (ii) all consultants, contractors, and/or employees who have developed or who have contributed to the development of any Business IP have assigned to Correvio pursuant to a valid, legally binding, written assignment, any right, title, and interest in such Business IP which did not automatically vest in Correvio by virtue of any relevant law (and waiving any material moral or similar rights), and in either case of (i) and (ii), no further act, action or payment (including acceptance or payment of remuneration) by Correvio or any subsidiary is required, desired, due or payable under applicable Law to memorialize, validate, verify or effect such assignment or vesting. Neither Correvio or any subsidiary has received any funding from or used any personnel, facilities or other resources of, any Governmental Entity, university, college or other educational institution, research centre or similar Person in connection with the development or commercialization of any current or planned Business IP that could reasonably be expected to entitle said person to ownership or license rights in or to any current or planned Business IP. Neither Correvio nor any of its subsidiaries is a member of or party to any patent pool, industry standards body, trade association or similar organization pursuant to the rules of which it is obligated to license any existing or future Intellectual Property to any Person.
(hh)	Privacy Law; Anti-Spam Law.

(i)           Correvio and its subsidiaries have complied at all times with: (A) all applicable data protection or privacy Law in connection with the collection, use and disclosure of Personal Information by Correvio and its subsidiaries; (B) Anti-Spam Laws; and, (iii) all notices and consents and other obligations and commitments applicable to the collection, use and disclosure of Personal Information or to compliance with Anti-Spam Laws. Correvio and each of its subsidiaries have implemented a commercially reasonable privacy policy governing the collection, use and disclosure of Personal Information by Correvio and each of its subsidiaries (the “Correvio Privacy Policy”) and have at all times collected, used and disclosed Personal Information in accordance with and have otherwise complied with the Correvio Privacy Policy. Correvio has posted the Correvio Privacy Policy on its websites or otherwise made it available in a manner readily available to visitors, current and potential customers, and to any individual whose Personal Information Correvio collects, uses, or discloses. Correvio and its subsidiaries have complied at all times and in all material respects with any privacy policies and privacy obligations of or to any third party under the terms of any Contracts or understandings to which Correvio or any of its subsidiaries is a party or which otherwise bind Correvio or its subsidiaries.

(ii)           Except as disclosed in Schedule C(hh) of the Correvio Disclosure Letter, there have not been any incidents of, or third party claims alleging, any (i) Data Breaches, (ii) unauthorized access or unauthorized use of any of Correvio’s or its subsidiaries’ information technology systems or (iii) loss, theft, unauthorized access or acquisition, modification, disclosure, corruption, or other misuse of confidential information of Correvio or its subsidiaries (or provided to Correvio or its subsidiaries by third parties) in Correvio’s or its subsidiaries’ possession (collectively, “Cyber Security Incidents”). Except as disclosed in Schedule C(hh) of the Correvio Disclosure Letter, Correvio has not been required by applicable Law or a Governmental Entity to notify in writing, any Person of any Cyber Security Incidents. Correvio maintains a complete register of all Data Breaches in accordance with applicable Law, regardless of whether such breaches were reported under applicable breach notification requirements in any applicable Law.

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(iii)           Neither Correvio nor any of its subsidiaries has (A) entered into any undertaking pursuant to any Anti-Spam Laws or (B) received any correspondence, or notice of proceeding, in each case relating to an alleged contravention of Anti-Spam Laws.

(ii)	Environmental Matters.
(i)	The conduct of Correvio and its subsidiaries in carrying on the Business and the operation of the Business by Correvio and its subsidiaries have been and is in compliance with all Environmental Laws, in all material respects, and there are no existing events, conditions, or circumstances that would reasonably be expected to materially and adversely affect the ability of Correvio or its subsidiaries to comply with Environmental Laws;
(ii)	Correvio and its subsidiaries have obtained and are in compliance in all material respects with all permits required by applicable Environmental Laws, and all written notices or demand letters issued, entered, promulgated or approved thereunder. which are necessary in connection with the conduct and operation of the Business and the ownership, leasing or use of the assets as the same are now owned, leased, used conducted or operated;
(iii)	There are no Claims, prosecutions, charges, hearings or other proceedings of any kind (“Proceeding”) or, to the best of the Correvio’s knowledge, contemplated Proceedings, in any court or tribunal or before any Governmental Entities, and no notice has been received by Correvio or any of its subsidiaries of any such Proceeding or contemplated Proceeding, which alleges the violation of, or non-compliance with, any Environmental Law or relates to the presence of, or release of, any Hazardous Substances in connection with the Business;
(iv)	To the best of the Correvio’s knowledge, there has been no release of any Hazardous Substances at, on, or under any Real Property or any other real property previously owned, leased, operated or controlled by Correvio or any of its subsidiaries, other than in compliance with Environmental Laws. Neither Correvio nor its subsidiaries has manufactured, distributed, treated, stored, disposed of, handled, released, transported or arranged for the transport of Hazardous Substances, including to any off-site location, or exposed any Person to Hazardous Substances, in each case so as to give rise to any current or future liabilities of Correvio or its subsidiaries under Environmental Laws or permits required by applicable Environmental Laws. Neither Correvio nor any of its subsidiaries is conducting, or has undertaken or completed, any investigatory, remedial or corrective obligation relating to any release of any Hazardous Substances at, on, or under any Real Property or any other real property previously owned, leased, operated or controlled by Correvio or any of its subsidiaries, either voluntarily or pursuant to the order of any Governmental Entity or the requirements of any Environmental Laws.
(v)	There are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Business; and
(vi)	None of Correvio or its subsidiaries have agreed by contract or other agreement to indemnify or be responsible for any liabilities or obligations under Environmental Laws.
(jj)	Inventories. All items included in the Inventories consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of Correvio and its subsidiaries at normal prices except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Correvio Financial Statements or in the books and records, as the case may be. The portion of the Inventories consisting of raw materials and work-in-progress is of a quality useable in the production of finished products. None of the Inventories in Correvio’s possession has been sold or is on consignment or is subject to any Encumbrance (other than Permitted Encumbrances). All of the Inventories have been valued at the lower of cost or net realizable value using the weighted average method. All of the Inventories were purchased in the ordinary course of business of Correvio and its subsidiaries at a cost not exceeding market prices prevailing at the time of purchase. The quantities of each item of Inventories (whether raw materials, work-in-process or finished goods) are consistent with the levels of Inventories maintained by Correvio and its subsidiaries in the operation of the Business in the ordinary course and are not excessive given the present circumstances of the Business.

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(kk)	Major Suppliers. Schedule C(kk) of the Correvio Disclosure Letter contains a complete and correct list of the top 20 suppliers of goods and services to the Business since 2017, together with, in each case, the aggregate annual amount so billed or paid. To the best of the Correvio’s knowledge, no such supplier has any intention to change its relationship or any material terms upon which it will conduct business with Correvio or any of its subsidiaries. There has been no interruption to or discontinuity in any supplier arrangement or relationship referred to in this Schedule C(kk) and, except as disclosed in Schedule C(kk) of the Correvio Disclosure Letter, neither Correvio nor any of its subsidiaries entered into any fixed price commitments (whether written or oral) which extend beyond the closing of the Arrangement. No purchase commitment of Correvio or any of its subsidiaries is in excess of its normal business requirements or at a price higher than that paid in the ordinary course. The relationships of Correvio and its subsidiaries with each of its principal suppliers are satisfactory, and there are no unresolved disputes with any such supplier.
(ll)	Major Customers. Schedule C(ll) of the Correvio Disclosure Letter contains a complete and correct list of the top 20 customers of the Business since 2017, together with, in each case, the aggregate annual revenue generated from such customer. No customer listed in Schedule C(ll) of the Correvio Disclosure Letter (including any such customer’s subsidiaries, other Affiliates, successors or assigns with respect to such customer’s business with Correvio or any of its subsidiaries) has expressed to Correvio or any of its subsidiaries that it intends to terminate its business relationship with Correvio or any of its subsidiaries (including without limitation by permitting an existing agreement to lapse or failing to extend such agreement in accordance with its terms), or that it intends to adversely limit or alter its existing business relationship with Correvio or any of its subsidiaries in any material respect (including without limitation with respect to pricing, volume or other terms of purchase, as applicable). The relationships of Correvio and its subsidiaries with each of their respective customers are satisfactory, and there are no unresolved disputes with any such customer, and to the best of the Correvio’s knowledge, there is no past or present fact, situation, circumstance, status, condition, occurrence, event or transaction that could reasonably be anticipated to cause or result in any termination or material alteration contemplated in the preceding sentence.
(mm)	Transactions with Affiliates et al. Except as set out in Schedule C(mm) of the Correvio Disclosure Letter:
(i)	neither Correvio nor its subsidiaries (a) are liable in respect of advances, loans, guarantees, liabilities or other obligations to or on behalf of, or (b) party to any Contract or other transaction with, in each case, any equityholder, shareholder, officer, director, manager, employee or Affiliate of Correvio, any subsidiaries or any associates or relatives of any of the foregoing, or any other Person with whom Correvio or any of its subsidiaries does not deal at arm’s length;
(ii)	there are no intercompany services provided to Correvio or any of its subsidiaries by any subsidiary of Correvio or by any Affiliate of Correvio or a subsidiary of Correvio;
(iii)	no officer, director or manager of Correvio or of its subsidiaries owns any interest in any competitor or supplier of Correvio or its subsidiaries; and

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(iv)	there are no transactions, agreements, arrangements or understandings that would be required to be disclosed pursuant to applicable Securities Laws and that have not been so disclosed in the Correvio Disclosure Documents, other than employment agreements entered in the ordinary course of business.
(nn)	Services and Products. The products produced by Correvio and its subsidiaries have been manufactured and tested in accordance with, and meet all requirements of, applicable Law and meet the specifications in all contracts with customers of Correvio or any of its subsidiaries relating to the sale of such products. Correvio has not received any statements, citations or decisions or orders from any Governmental Entity stating that any service or product provided by the Business is unsafe or fails to meet any standards or applicable Law promulgated by any such Governmental Entity and, to the knowledge of Correvio, there is no valid basis for any such statements, citations or decisions or orders. Except as set out in Schedule C(nn) of the Correvio Disclosure Letter, there are no Claims against or involving Correvio or any of its subsidiaries pursuant to any product warranty or with respect to any implied representation or warranty, or the production, distribution or sale of defective or inferior products or with respect to any warnings (or failure to warn) or instructions concerning such products, and, to the knowledge of Correvio, none has been threatened nor is there any valid basis for any such Claim.
(oo)	Brokers. No broker, agent or other intermediary is entitled to any fee, commission or other remuneration in connection with the transactions contemplated by this Agreement and the Plan of Arrangement based upon arrangements made by or on behalf of Correvio except the Correvio Financial Advisor.
(pp)	Indebtedness. Neither Correvio nor any of its subsidiaries have any authorized or outstanding indebtedness or any liabilities or obligations of any nature (whether known or unknown, liquidated or unliquidated, due or to become due and whether accrued, absolute, contingent or otherwise), other than current liabilities.
(qq)	Securities Law Matters.
(i)	The Correvio Shares are listed and posted for trading on the TSX and Nasdaq and no order, ruling or determination having the effect of ceasing or suspending trading in any securities of Correvio has been issued.
(ii)	Correvio is a “reporting issuer” (as that term is defined under applicable Securities Laws) in each jurisdiction of Canada other than Québec, not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Securities Authorities in each such jurisdiction and Correvio is not subject to any continuous or periodic or other disclosure requirements under any securities laws or stock exchange rules in any other jurisdiction. Correvio has not taken any action to cease to be a reporting issuer in any province of Canada nor has Correvio received notification from any Securities Authority (nor, to the knowledge of Correvio, is any such notification being threatened) seeking to revoke the reporting issuer status of Correvio or delist, suspend trading of or cease trading the Correvio Shares.
(iii)	Correvio is not in default in any material respect of any requirements of any Securities Laws. Correvio has timely furnished or filed with the Securities Authorities a true and complete copy of all Correvio Disclosure Documents. The Correvio Disclosure Documents at the time filed or furnished or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation or omission to disclose any material fact regarding Correvio or any of its subsidiaries; (b) complied in all material respects with the requirements of applicable Securities Laws in effect at the time of filing; and (c) constitute full, true and plain disclosure of all material facts regarding Correvio and its subsidiaries. Correvio has not filed any confidential material change or other report or other document with any Securities Authorities or other self-regulatory authority which at the date hereof remains confidential.

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(iv)	To the knowledge of Correvio, no Person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Correvio.
(v)	To the knowledge of Correvio, no “related party” of Correvio (within the meaning of MI 61-101) will receive a “collateral benefit” (within the meaning of 61-101) as a consequence of the transactions contemplated by this Agreement.
(vi)	Correvio is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act.
(v)	Correvio has a class of securities registered under Section 12(b) of the U.S. Exchange Act.
(vi)	Correvio is not, and will not by virtue of the Arrangement, become, a company that is, or is required to be, registered as an investment company under the Investment Company Act of 1940.
(vii)	There are no outstanding or unresolved comments in comments letters from any Securities Authority with respect to any of Correvio Disclosure Documents and neither Correvio, nor any of the Correvio Disclosure Documents is subject of an ongoing audit, review, comment or investigation by any Securities Authority, and no such audit, review, comment or investigation has been commenced or completed since January 1, 2017.
(viii)	None of Correvio’s subsidiaries is required to file periodic reports with the Securities Authorities pursuant to Securities Laws.
(rr)	Arrangement with Securityholders. Other than the Correvio Voting Agreements, this Agreement, the Confidentiality Agreement and the agreements set out in Schedule (rr) of the Correvio Disclosure Letter, Correvio does not have any agreement, arrangement or understanding (whether written or oral) with respect to Correvio or any of its securities, business or operations, with any shareholder of Correvio, any interested party of Correvio or any related party of any interested party of Correvio, or any joint actor with any such Persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).
(ss)	Fairness Opinion and Board Approval. The Correvio Financial Advisor providing the fairness opinion is receiving a fee with respect to the fairness opinion; however, it is not contingent on the closing of the transactions contemplated herein. The Correvio Board:
(i)	has received a written opinion from the Correvio Financial Advisor that the Arrangement is fair, from a financial point of view, to the Correvio Shareholders, which opinion has not been withdrawn, revoked or modified;
(ii)	after consultation with its financial and legal advisors, has determined that the Arrangement is fair and reasonable to the Correvio Shareholders and is in the best interests of Correvio; and
(iii)	has unanimously approved entering into this Agreement and making a recommendation to Correvio Shareholders that they vote in favour of the Correvio Arrangement Resolution.
(tt)	Compliance with Sanctions and Export Control Laws.
(i)	The Correvio Group and its directors, officers, managers, employees, and any other representatives, in carrying out or representing the Business anywhere in the world, are, and have been, except as set out in Schedule C(tt) of the Correvio Disclosure Letter, in compliance with all applicable Laws of applicable Government Entities, including applicable Laws governing export controls, economic sanctions, and anti-boycott, such as: (a) laws, regulations and policies enforced by U.S. Customs and Border Protection; (b) the Arms Export Control Act and the International Traffic in Arms Regulations (22 C.F.R. Part 120 et seq.) administered by the U.S. Department of State’s Directorate of Defense Trade Controls; (c) the Export Administration Regulations (15 C.F.R. Part 730 et seq.) administered by the U.S. Department of Commerce’s Bureau of Industry and Security; (d) the U.S. anti-boycott regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the Internal Revenue Service; (e) all laws concerning export and import reporting administered by the U.S. Census Bureau; and (f) the economic sanctions laws, regulations, and associated executive orders administered by the U.S. Government, including the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State or by the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom, or any other relevant sanctions authority.

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(ii)	The Correvio Group or any of its directors, officers, employees, agents, or other Persons acting on behalf of the Correvio Group is not an individual or entity that is, or is owned or controlled by Persons that are: (a) located, organized, or resident in a country or territory that is, or whose government is, the target of any sanctions that apply to the Business of Correvio administered or enforced by OFAC, the U.S. Department of State, or any other relevant sanctions authority (collectively, “Sanctions”), including, currently, Crimea, Cuba, Iran, North Korea, and Syria, or (b) the target of any Sanctions.
(iii)	The Correvio Group has not engaged in any transactions or dealings, or exported or transferred any products or services to: (a) any country or territory that is the target of Sanctions, including, currently, Crimea, Cuba, Iran, North Korea, and Syria, except as set out in Schedule C(tt) of the Correvio Disclosure Letter or otherwise authorized by applicable Laws governing export controls, economic sanctions, and anti-boycott, including but not limited to, Laws described in subclause (i) of this subsection (tt) (Compliance with Sanctions and Export Control Laws) of Schedule C, or (b) any person identified on a list of designated and prohibited parties maintained by the U.S. Government, including, but not limited to, the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List administered by OFAC, any sanctions-related lists maintained by the U.S. Department of State, and the Denied Persons List, Unverified List and Entity List administered by the U.S. Department of Commerce’s Bureau of Industry and Security, or any other relevant Government Entities.
(iv)	The Correvio Group has not been investigated or prosecuted by a Governmental Entity, or submitted a disclosure (voluntary or otherwise) to a Governmental Entity, for violations of export control, sanctions, or anti-boycott laws or regulations, except in connection with matters set out in Schedule C(tt) of the Correvio Disclosure Letter. As of the Effective Date, there is no material investigation, proceeding or disciplinary action (including fines) currently pending, or threatened in writing against the Correvio Group by a Governmental Entity. The Correvio Group has implemented and maintains in effect policies and procedures designed to ensure compliance by the Correvio Group, its directors, officers, employees, and representatives with applicable Laws governing export control, economic sanctions, and anti-boycott.

(vv)     No Other Representations or Warranties. Except for the representations and warranties expressly made by Correvio in this Schedule C or in any certificate delivered pursuant to this Agreement, neither Correvio nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Correvio or any of its subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Purchaser or any of its affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.  Without limiting the generality of the foregoing, neither Correvio nor any other Person makes or has made any express or implied representation or warranty to Purchaser or any of its Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to Correvio, any of its subsidiaries or their respective businesses or, (b) except for the representations and warranties made by Correvio in this Schedule C, any oral or written information presented to Purchaser or any of its Representatives in the course of their due diligence investigation of Correvio, the negotiation of this Agreement or the course of the Arrangement.

Schedule D
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND PARENT

Purchaser hereby represents and warrants to Correvio as follows and Parent hereby represents and warrants to Correvio as follows except in each case (other than (a) below) where the word Purchaser appears, it shall be read as the word “Parent” and Purchaser and Parent each acknowledge and agree that Correvio is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Organization and Corporate Capacity. Purchaser is duly incorporated and is validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets. Parent is duly incorporated and is validly existing and in good standing under the laws of Jersey, Channel Islands and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.
(b)	Qualification to Do Business. Purchaser and each of its subsidiaries is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its respective assets and properties owned, leased, licensed or otherwise held, or the nature of its business activities, make such qualification necessary.
(c)	Dissolution. No act or proceeding by or against Purchaser or any of its subsidiaries in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Purchaser or any of its subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Purchaser or any of its subsidiaries or any of its properties or assets nor is any such act or proceeding, to the knowledge of Purchaser, threatened. Neither Purchaser nor any of its subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation in any jurisdiction.
(d)	Authority Relative to this Agreement. Purchaser has the requisite corporate power and authority to enter into, deliver and perform its obligations under this Agreement. The execution and delivery of this Agreement and performance by Purchaser of its obligations under this Agreement and consummation of the Arrangement and other transactions contemplated hereby have been duly authorized by all necessary corporate action of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby.
(e)	Execution and Binding Obligation. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
(f)	No Violation. The execution and delivery by Purchaser of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) violate, conflict with or result in a breach of:
(i)	any provision of the articles, by-laws or comparable organizational documents of Purchaser;
(ii)	any Contract or any Authorization to which Purchaser is a party or otherwise bound; or
(iii)	any Law to which Purchaser is subject or otherwise bound;

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(except, in the case of each of clauses (i) or (ii) above, those that would not, individually or in the aggregate, materially impede the ability of Purchaser to consummate the Arrangement and the transactions contemplated hereby or perform its obligations hereunder).

(g)	Regulatory Approvals and Consents. Other than the Interim Order and any approvals required by the Interim Order, the Final Order, filings with the Director under the CBCA and such filings and other actions required under applicable Securities Laws, no Authorization, consent or approval of, or filing with, or notification to, any Governmental Entity is necessary on the part of Purchaser in connection with the execution and delivery of this Agreement or the performance of its obligations under this Agreement or the completion by it of the transactions contemplated by this Agreement.
(h)	Litigation. There is no proceeding outstanding against, or to the knowledge of Purchaser, threatened against or relating to Purchaser that would reasonably be expected to prevent or materially delay the completion of the Arrangement.
(i)	Financing. Purchaser has sufficient cash, cash equivalents and borrowing ability under existing credit facilities, in the aggregate and including its cash-on-hand at the date of this Agreement, to satisfy all of its obligations under this Agreement.
(j)	No Other Representations or Warranties. Except for the representations and warranties expressly made by Purchaser in this Schedule E or in any certificate delivered pursuant to this Agreement, neither Purchaser nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Purchaser or any of its subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to Correvio or any of its affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither Purchaser nor any other Person makes or has made any express or implied representation or warranty to Correvio or any of its Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to Purchaser, any of its subsidiaries or their respective businesses or, (b) except for the representations and warranties made by Purchaser in this Schedule D, any oral or written information presented to Purchaser or any of its Representatives in the course of the negotiation of this Agreement or the course of the Arrangement.

Schedule E
SENIOR OFFICERS

W. James O’Shea, Chariman

Mark H. Corrigan, Chief Executive Officer

Justin Renz, Chief Financial Officer and President

David Dean, Chief Business Development Officer

Hugues Sachot, Chief Commercial Officer

Sheila Grant, Chief Operating Officer

David McMasters, General Counsel